Product supplement no. 106-I
To prospectus dated December 1, 2005 and
prospectus supplement dated October 12, 2006

Registration Statement No. 333-130051
Dated November 13, 2007
Rule 424(b)(2)



JPMorgan Chase & Co.

Principal Protected Dual Directional Knock-Out Notes Linked to the SPDR® S&P® Homebuilders ETF

General

- JPMorgan Chase & Co. may offer and sell principal protected dual directional knock-out notes linked to the SPDR® S&P® Homebuilders ETF, which we refer to as the Index Fund, from time to time. This product supplement no. 106-I describes terms that will apply generally to the principal protected dual directional knock-out notes, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement will control.
- The notes are the senior unsecured obligations of JPMorgan Chase & Co.
- Payment is linked to the SPDR® S&P® Homebuilders ETF as described below.
- Unless otherwise specified in the relevant terms supplement, full principal protection if the notes are held to maturity.
- Unless otherwise specified in the relevant terms supplement, cash payment at maturity of principal plus the Additional Amount. The Additional Amount may be zero unless the Minimum Return applies.
- The Additional Amount will depend on the Absolute Share Return and the specific terms of the notes as set forth in the relevant terms supplement. Unless otherwise specified, the Additional Amount per $1,000 principal amount note will equal (A) if a Knock-Out Event (as described below) does not occur during the Monitoring Period, $1,000 x the Absolute Share Return x the Participation Rate; *provided* that the Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable; or (B) if a Knock-Out Event occurs during the Monitoring Period, zero (or the Minimum Return, if applicable). **You will not receive more than the principal amount of your notes (plus the Minimum Return, if applicable) at maturity if a Knock-Out Event occurs during the term of the notes.**
- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" beginning on page PS-35.
- Minimum denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement.
- Investing in the notes is not equivalent to investing in the Index Fund or the S&P® Homebuilders Select Industry™ Index, which we refer to as the Underlying Index, or any of the equity securities held by the Index Fund or included in the Underlying Index.
- The notes will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

Investing in the Principal Protected Dual Directional Knock-Out Notes involves a number of risks. See "Risk Factors" beginning on page PS-8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement no. 106-I, the accompanying prospectus supplement and prospectus, or any related terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

November 13, 2007

Key Terms

Index Fund: SPDR® S&P® Homebuilders ETF (the "Index Fund").

Payment at Maturity: Unless otherwise specified in the relevant terms supplement, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 plus the Additional Amount, which may be zero (or may equal the Minimum Return, if applicable).

Additional Amount: The Additional Amount per $1,000 principal amount note paid at maturity will equal, unless otherwise specified in the relevant terms supplement:

(1) If a Knock-Out Event has not occurred during the Monitoring Period: $1,000 x the Absolute Share Return x the Participation Rate; *provided* that the Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable; or

(2) If a Knock-Out Event has occurred during the Monitoring Period, zero (or the Minimum Return, if applicable).

Other Terms: In each case, the Participation Rate, Upper Knock-Out Price, Lower Knock-Out Price and, if applicable, the Partial Principal Protection Percentage, Minimum Return, Maximum Return, Interest Rate, Interest Period and/or Interest Payment Dates will be set forth in the relevant terms supplement.

Absolute Share Return: Unless otherwise specified in the relevant terms supplement, the absolute value of the following:

$$\frac{\text{Final Share Price} - \text{Initial Share Price (or Strike Price, if applicable)}}{\text{Initial Share Price (or Strike Price, if applicable)}}$$

For example, a share return of -15% will equal a 15% Absolute Share Return.

Initial Share Price: Unless otherwise specified in the relevant terms supplement, the closing price of one share of the Index Fund on the pricing date or such other date as specified in the relevant terms supplement, or the arithmetic average of the closing prices of one share of the Index Fund on each of the Initial Averaging Dates, if so specified in the relevant terms supplement. The closing price of the Index Fund on an Initial Averaging Date, if applicable, used to determine the Initial Share Price may be subject to adjustment. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments."

Final Share Price: Unless otherwise specified in the relevant terms supplement, the closing price of one share of the Index Fund on the Observation Date, or such other date as specified in the relevant terms supplement, times the Share Adjustment Factor on such date, or the arithmetic average of the closing prices of one share of the Index Fund on each of the Ending Averaging Dates, each multiplied by the Share Adjustment Factor on such date. The closing price of the Index Fund on an Ending Averaging Date used to determine the Final Share Price may be subject to adjustment. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments."

Share Adjustment Factor: Unless otherwise specified in the terms supplement, the Share Adjustment Factor will be set initially at 1.0, subject to adjustment upon the occurrence of certain events affecting the Index Fund. See "General Terms of Notes — Anti-Dilution Adjustments."

Strike Price: The relevant terms supplement may specify a price other than the Initial Share Price to be used for calculating the Absolute Share Return and the Additional Amount payable at maturity, if any. The Strike Price may be based on and/or expressed as a percentage of the closing price of one share of the Index Fund as of a specified date, or may be determined without regard to the closing price of one share of the Index Fund as of a particular date. For example, the relevant terms supplement may specify that a Strike Price, equal to 95% of the Initial Share Price, will be used to calculate the Absolute Share Return.

Initial Averaging Dates: As specified, if applicable, in the relevant terms supplement. Any Initial Averaging Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes – Payment at Maturity."

Key Terms

Valuation Date(s): The Final Share Price will be calculated on a single date, which we refer to as the Observation Date, or on several dates, each of which we refer to as an Ending Averaging Date, as specified in the relevant terms supplement. We refer to such dates generally as Valuation Dates in this product supplement. Any Valuation Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."

Knock-Out Event: Unless otherwise specified in the relevant terms supplement, a "Knock-Out Event" occurs if, (a) for notes with continuous monitoring, at any time during the Monitoring Period, the price of one share of the Index Fund quoted on the Relevant Exchange is greater than the Upper Knock-Out Price OR less than the Lower Knock-Out Price or (b) for notes with daily monitoring, on any trading day during the Monitoring Period, the closing price of one share of the Index Fund is greater than the Upper Knock-Out Price OR less than the Lower Knock-Out Price.

The relevant terms supplement will specify whether continuous or daily monitoring is applicable to the notes or, alternatively, may specify another method for monitoring the Index Fund. For example, the relevant terms supplement may specify weekly monitoring for purposes of determining whether the closing price of one share of the Index Fund has increased above the Upper Knock-Out Price or declined below the Lower Knock-Out Price.

Monitoring Period: As specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the Monitoring Period consists of each trading day from the pricing date to the final Valuation Date.

Maturity Date: As specified in the relevant terms supplement. The maturity date of the notes is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the terms supplement relevant to your investment, this product supplement no. 106-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and this product supplement no. 106-I and with respect to JPMorgan Chase & Co. This product supplement no. 106-I, together with the relevant terms supplement and the accompanying prospectus and prospectus supplement, contain the terms of the notes and supersede all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, this product supplement no. 106-I and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement and this product supplement no. 106-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the National Association of Securities Dealers, Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this product supplement no. 106-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this product supplement no. 106-I and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. Neither this product supplement no. 106-I nor the accompanying prospectus supplement, prospectus or terms supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement no. 106-I nor the accompanying prospectus supplement, prospectus or terms supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement no. 106-I and accompanying prospectus supplement, prospectus and terms supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement no. 106-I and the accompanying prospectus supplement, prospectus and terms supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

Argentina

The notes have not been and will not be authorized by the *Comisión Nacional de Valores* (the "CNV") for public offer in Argentina and therefore may not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements, the internet or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended (the "Argentine Public Offering Law").

The Argentine Public Offering Law does not expressly recognize the concept of private placement. Notwithstanding the foregoing, pursuant to the general rules on public offering and the few existing judicial and administrative precedents, the following private placement rules have been outlined:

(i) target investors should be qualified or sophisticated investors, capable of understanding the risk of the proposed investment.

(ii) investors should be contacted on an individual, direct and confidential basis, without using any type of massive means of communication.

(iii) the number of contacted investors should be relatively small.

(iv) investors should receive complete and precise information on the proposed investment.

(v) any material, brochures, documents, etc, regarding the investment should be delivered in a personal and confidential manner, identifying the name of the recipient.

(vi) the documents or information mentioned in item (v) should contain a legend or statement expressly stating that the offer is a private offer not subject to the approval or supervision of the CNV, or any other regulator in Argentina.

(vii)the aforementioned documents or materials should also contain a statement prohibiting the re-sale or re-placement of the relevant securities within the Argentine territory or their sale through any type of transaction that may constitute a public offering of securities pursuant to Argentine law.

The Bahamas

The notes have not been and shall not be offered or sold in or into The Bahamas except in circumstances that do not constitute a 'public offering' according to the Securities Industry Act, 1999.

The offer of the notes, directly or indirectly, in or from within The Bahamas may only be made by an entity or person who is licensed as a Broker Dealer by the Securities Commission of The Bahamas.

Persons deemed "resident" in The Bahamas pursuant to the Exchange Control Regulations, 1956 must receive the prior approval of the Central Bank of The Bahamas prior to accepting an offer to purchase any notes.

Bermuda

This product supplement no. 106-I and the accompanying prospectus supplement, prospectus and terms supplement have not been registered or filed with any regulatory authority in Bermuda. The offering of the notes pursuant to this product supplement no. 106-I and the accompanying prospectus supplement, prospectus and any terms supplement to persons resident in Bermuda is not prohibited, *provided* we are not thereby carrying on business in Bermuda.

Brazil

The notes have not been and will not be registered with the "*Comissão de Valores Mobiliários*" – the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not and will not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federal Republic of Brazil, except in circumstances that cannot be construed as a public offering or unauthorized distribution of securities under Brazilian laws and regulations. The notes are not being offered into Brazil. Documents relating to an offering of the notes, as well as the information contained herein and therein, may not be supplied or distributed to the public in Brazil nor be used in connection with any offer for subscription or sale of the notes to the public in Brazil.

British Virgin Islands

The notes may not be offered in the British Virgin Islands unless we or the person offering the notes on our behalf is licensed to carry on business in the British Virgin Islands. We are not licensed to carry on business in the British Virgin Islands. The notes may be offered to British Virgin Islands "business companies" (from outside the British Virgin Islands) without restriction. A British Virgin Islands "business company" is a company formed under or otherwise governed by the BVI Business Companies Act, 2004 (British Virgin Islands).

Cayman Islands

This product supplement no. 106-I and the accompanying prospectus supplement, prospectus and terms supplement, and the notes offered hereby and thereby have not been, and will not be, registered under the laws and regulations of the Cayman Islands, nor has any regulatory authority in the Cayman Islands passed comment upon or approved the accuracy or adequacy of this product supplement no. 106-I and the accompanying prospectus supplement, prospectus and terms supplement. The notes have not been, and will not be, offered or sold, directly or indirectly, in the Cayman Islands.

Chile

None of the Agents, we or the notes have been registered with the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Insurance Commission) pursuant to *Ley No. 18,045 de Mercado de Valores* (the "Chilean Securities Act"), as amended, of the Republic of Chile and, accordingly, the notes have not been and will not be offered or sold within Chile or to, or for the account of benefit of persons in Chile except in circumstances which have not resulted and will not result in a public offering and/or securities intermediation in Chile within the meaning of the Chilean Securities Act.

None of the Agents is a bank or a licensed broker in Chile, and therefore each Agent has not and will not conduct transactions or any business operations in any of such qualities, including the marketing, offer and sale of the notes, except in circumstances which have not resulted and will not result in a "public offering" as such term is defined in Article 4 of the Chilean Securities Act, and/or have not resulted and will not result in the intermediation of securities in Chile within the meaning of Article 24 of the Chilean Securities Act and/or the breach of the brokerage restrictions set forth in Article 39 of Decree with Force of Law No. 3 of 1997.

The notes will only be sold to specific buyers, each of which will be deemed upon purchase:

(i) to be a financial institution and/or an institutional investor or a qualified investor with such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the notes;

(ii) to agree that it will only resell the notes in the Republic of Chile in compliance with all applicable laws and regulations; and that it will deliver to each person to whom the notes are transferred a notice substantially to the effect of this selling restriction;

(iii) to acknowledge receipt of sufficient information required to make an informed decision whether or not to invest in the notes; and

(iv) to acknowledge that it has not relied upon advice from any Agent and/or us, or its or our respective affiliates, regarding the determination of the convenience or suitability of notes as an investment for the buyer or any other person; and has taken and relied upon independent legal, regulatory, tax and accounting advice.

Colombia

The notes have not been and will not be registered in the National Securities Registry of Colombia (*Registro Nacional de Valores y Emisores*) kept by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*) or in the Colombian Stock Exchange (*Bolsa de Valores de Colombia*).

Therefore, the notes shall not be marketed, offered, sold or distributed in Colombia or to Colombian residents in any manner that would be characterized as a public offering, as such is defined in article 1.2.1.1 of Resolution 400, issued on May 22, 1995 by the Securities Superintendency General Commission (*Sala General de la Superintendencia de Valores*), as amended from time to time.

If the notes are to be marketed within Colombian territory or to Colombian residents, regardless of the number of persons to which said marketing is addressed to, any such promotion or advertisement of the notes must be made through a local financial entity, a representative's office, or a local correspondent, in accordance with Decree 2558, issued on June 6, 2007 by the Ministry of Finance and Public Credit of Colombia, as amended from time to time.

Therefore, the notes should not be marketed within Colombian territory or to Colombian residents, by any given means, that may be considered as being addressed to an indeterminate number of persons or to more than ninety-nine (99) persons, including but not limited to: (i) any written material or other means of communication, such as subscription lists, bulletins, pamphlets or advertisements; (ii) any offer or sale of the notes at offices or branches open to the public; (iii) use of any oral or written advertisements, letters, announcements, notices or any other means of communication that may be perceived to be addressed to an indeterminate number of persons for the purpose of marketing and/or offering the notes; or (iv) use (a) non-solicited emails or (b) email distributions lists to market the notes.

El Salvador

The notes may not be offered to the general public in El Salvador, and according to Article 2 of the *Ley de Mercado de Valores* (Securities Market Law) of the Republic of El Salvador, Legislative Decree number 809 dated 16 February 1994, published on the *Diario Oficial* (Official Gazette) number 73-BIS, Number 323, dated 21 April 1994, and in compliance with the aforementioned regulation, each Agent has represented and agreed that it will not make an invitation for subscription or purchase of the notes to indeterminate individuals, nor it will make known this product supplement no. 106-I and the accompanying prospectus supplement, prospectus and terms supplement in the territory of El Salvador through any mass media communication such as television, radio, press, or any similar medium, other than publications of an international nature that are received in El Salvador, such as internet access or foreign cable advertisements, which are not directed to the Salvadoran public. The offering of the notes has not been registered with an authorized stock exchange in the Republic of El Salvador. Any negotiation for the purchase or sale of notes in the Republic of El Salvador shall only be negotiated on an individual basis with determinate individuals or entities in strict compliance with the aforementioned Article 2 of the Salvadoran Securities Market Law, and shall in any event be effected in accordance with all securities, tax and exchange control of the Dominican Republic, Central America, and United States Free Trade Agreements, and other applicable laws or regulations of the Republic of El Salvador.

Hong Kong

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Jersey

Each Agent has represented to and agreed with us that it will not circulate in Jersey any offer for subscription, sale or exchange of any notes which would constitute an offer to the public for the purposes of Article 8 of the Control of Borrowing (Jersey) Order 1958.

Mexico

The notes have not been, and will not be, registered with the Mexican National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and therefore, may not be offered or sold publicly in the United Mexican States. This product supplement no. 106-I and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States. The notes may be privately placed in Mexico among institutional and qualified investors, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law.

The Netherlands

An offer to the public of any notes which are the subject of the offering and placement contemplated by this product supplement no. 106-I and the accompanying prospectus supplement, prospectus and terms supplement may not be made in The Netherlands and each Agent has represented and agreed that it has not made and will not make an offer of such notes to the public in The Netherlands, unless such an offer is made exclusively to one or more of the following categories of investors in accordance with the Dutch Financial Markets Supervision Act (*Wet op het financieel toezicht*, the "FMSA"):

1.   Regulated Entities: (a) any person or entity who or which is subject to supervision by a regulatory authority in any country in order to lawfully operate in the financial markets (which includes: credit institutions, investment firms, financial institutions, insurance companies, collective investment schemes and their management companies, pension funds and their management companies, commodity dealers) ("Supervised Entities"); and (b) any person or entity who or which engages in a regulated activity on the financial markets but who or which is not subject to supervision by a regulatory authority because it benefits from an exemption or dispensation ("Exempt Entities");

2.   Investment Funds and Entities: any entity whose corporate purpose is solely to invest in securities (which includes, without limitation, hedge funds);

3.   Governmental institutions: the Dutch State, the Dutch Central Bank, Dutch regional, local or other decentralized governmental institutions, international treaty organizations and supranational organizations;

4.   Self-certified Small and Medium-Sized Enterprises ("SMEs"): any company having its registered office in The Netherlands which does not meet at least two of the three criteria mentioned in (6) below and which has (a) expressly requested the Netherlands Authority for the Financial Markets (the "AFM") to be considered as a qualified investor, and (b) been entered on the register of qualified investors maintained by the AFM;

5. Self-certified Natural Persons: any natural person who is resident in The Netherlands if this person meets at least two (2) of the following criteria:

   (i) the investor has carried out transactions of a significant size on securities markets at an average frequency of, at least, ten (10) per quarter over the previous four (4) quarters;

   (ii) the size of the investor's securities portfolio exceeds €500,000;

   (iii) the investor works or has worked for at least one (1) year in the financial sector in a professional position which requires knowledge of investment in securities,

provided this person has:

   (a) expressly requested the AFM to be considered as a qualified investor; and

   (b) been entered on the register of qualified investors maintained by the AFM;

6. Large Enterprises: any company or legal entity which meets at least two of the following three criteria according to its most recent consolidated or non-consolidated annual accounts:

   (a) an average number of employees during the financial year of at least 250;

   (b) total assets of at least €43,000,000; or

   (c) an annual net turnover of at least €50,000,000.

7. Discretionary individual portfolio managers: any portfolio manager in The Netherlands who or which purchases the notes for the account of clients who are not Qualified Investors on the basis of a contract of agency that allows for making investment decisions on the client's behalf without specific instructions of or consultation with any such client;

8. Minimum consideration: any person or entity for a minimum consideration of €50,000 or more (or equivalent in foreign currency) for each offer of notes; or

9. Fewer than 100 Offerees: fewer than 100 natural or legal persons (other than Qualified Investors).

For the purposes of this provision, the expression:

   (a) an "offer to the public" in relation to any notes means making a sufficiently determined offer as meant in Section 217(1) of Book 6 of the Dutch Civil Code (*Burgerlijk Wetboek*) addressed to more than one person to conclude a contract to purchase or otherwise acquire notes, or inviting persons to make an offer in respect of such notes;

   (b) "Qualified Investors" means the categories of investors listed under (1) up to and including (6) above.

Zero Coupon Notes may not, directly or indirectly, as part of their initial distribution (or immediately thereafter) or as part of any re-offering be offered, sold, transferred or delivered in The Netherlands. For purposes of this paragraph "Zero Coupon Notes" are notes (whether in definitive or in global form) that are in bearer form and that constitute a claim for a fixed sum against us and on which interest does not become due prior to maturity or on which no interest is due whatsoever.

Panama

The notes have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the "Panamanian Securities Law") and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law. The notes do not benefit from the tax incentives provided by the Panamanian Securities Law and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama.

Peru

The notes have been and will be offered only to institutional investors (as defined by the Peruvian Securities Market Law – "*Ley de Mercado de Valores*" enacted by Legislative Decree No. 861 – Unified Text of the Law approved by Supreme Decree No. 093-2002-EF) and not to the public in general or a segment of it. The placement of the notes shall comply with article 5 of the Peruvian Securities Market Law.

Singapore

Neither this product supplement no. 106-I nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 106-I, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Switzerland

The notes have not been and will not be offered or sold, directly or indirectly, to the public in Switzerland, and this product supplement no. 106-I and the accompanying prospectus supplement, prospectus and terms supplement do not constitute a public offering prospectus as that term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations.

We have not applied for a listing of the notes on the SWX Swiss Exchange or on any other regulated securities market and, consequently, the information presented in this product supplement no. 106-I and the accompanying prospectus supplement, prospectus and terms supplement does not necessarily comply with the information standards set out in the relevant listing rules.

The notes do not constitute a participation in a collective investment scheme in the meaning of the Swiss Federal Act on Collective Investment Schemes and are not licensed by the Swiss Federal Banking Commission. Accordingly, neither the notes nor holders of the notes benefit from protection under the Swiss Federal Act on Collective Investment Schemes or supervision by the Swiss Federal Banking Commission.

Uruguay

The offering of notes in Uruguay constitutes a private offering and each Agent has agreed that the notes and us will not be registered with the Central Bank of Uruguay pursuant to section 2 of Uruguayan law 16.749.

Venezuela

The notes comprising this offering have not been registered with the Venezuelan National Securities Commission (*Comisión Nacional de Valores*) and are not being publicly offered in Venezuela. No document related to the offering of the notes shall be interpreted to constitute a public offer of securities in Venezuela. This document has been sent exclusively to clients of the Agents and the information contained herein is private, confidential and for the exclusive use of the addressee. Investors wishing to acquire the notes may use only funds located outside of Venezuela, which are not of mandatory sale to the Central Bank of Venezuela (*Banco Central de Venezuela*) or are not otherwise subject to restrictions or limitations under the exchange control regulation currently in force in Venezuela.

DESCRIPTION OF NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply specifically to the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement no. 106-I have the meanings assigned in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The term "note" refers to each $1,000 principal amount of our Principal Protected Dual Directional Knock-Out Notes Linked to the SPDR® S&P® Homebuilders ETF.

General

The Principal Protected Dual Directional Knock-Out Notes are senior unsecured obligations of JPMorgan Chase & Co. that are linked to the SPDR® S&P® Homebuilders ETF (the "Index Fund"). The notes are a series of securities referred to in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

Unless otherwise specified in the relevant terms supplement, the notes will not pay interest or a fixed amount at maturity. Instead, at maturity you will receive a payment in cash, the amount of which will vary depending on the performance of the Index Fund over the term of the notes, calculated in accordance with the applicable formula as set out below and whether shares of the Index Fund trade (for notes with continuous monitoring) or close (for notes with daily monitoring) above the Upper Knock-Out Price or below the Lower Knock-Out Price on any trading day during the Monitoring Period. Unless otherwise specified in the relevant terms supplement, we will pay you at maturity at least the principal amount of $1,000 for each $1,000 principal amount.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The notes will be issued in denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement. The principal amount and issue price of each note is $1,000, unless otherwise specified in the relevant terms supplement. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under "Description of Notes — Forms of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the notes will be described in the relevant terms supplement accompanying this product supplement no. 106-I. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement will control.

Payment at Maturity

The maturity date for the notes will be set forth in the relevant terms supplement and is subject to adjustment if such day is not a business day or if the final Valuation Date is postponed as described below. We will specify, in each case if applicable, the Partial Principal Protection Percentage, the Minimum Return, the Maximum Return, the Participation Rate, the Upper Knock-Out Price, and the Lower Knock-Out Price in the relevant terms supplement.

Your return on the notes will be linked to the performance of the SPDR® S&P® Homebuilders ETF during the life of the notes.

Unless otherwise specified in the relevant terms supplement, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 plus the Additional Amount as described below, which amount may be zero unless the Minimum Return applies. Unless otherwise specified in the relevant terms supplement, you will not receive less than $1,000 for each $1,000 principal amount note if you hold the notes to maturity.

The "Additional Amount" per $1,000 principal amount note paid at maturity will equal, unless otherwise specified in the relevant terms supplement:

(1) if a Knock-Out Event has not occurred during the Monitoring Period: $1,000 x the Absolute Share Return x the Participation Rate; *provided* that the Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable; or

(2) if a Knock-Out Event has occurred during the Monitoring Period, zero (or the Minimum Return, if applicable).

If a Knock-Out Event occurs during the term of the notes, you will not receive more than the principal amount of your notes (plus the Minimum Return, if applicable) at maturity.

The "Participation Rate" will be a percentage, which may be more or less than 100%, as specified in the relevant terms supplement.

The "Upper Knock-Out Price" will be a price for one share of the Index Fund equal to a percentage of the Initial Share Price (or Strike Price, if applicable) or a fixed price for one share of the Index Fund as specified in the relevant terms supplement.

The "Lower Knock-Out Price" will be a price for one share of the Index Fund equal to a percentage of the Initial Share Price (or Strike Price, if applicable) or a fixed price for one share of the Index Fund as specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, a "Knock-Out Event" occurs if, (a) for notes with continuous monitoring, at any time during the Monitoring Period, the price of one share of the Index Fund quoted on the Relevant Exchange is greater than the Upper Knock-Out Price OR less than the Lower Knock-Out Price or (b) for notes with daily monitoring, the closing price of one share of the Index Fund is greater than the Upper Knock-Out Price OR less than the Lower Knock-Out Price.

The relevant terms supplement will specify whether continuous or daily monitoring is applicable to the notes or, alternatively, may specify another method for monitoring the Index Fund. For example, the relevant terms supplement may specify weekly monitoring for purposes of determining whether the closing price of one share of the Index Fund has increased above the Upper Knock-Out Price or declined below the Lower Knock-Out Price.

The "Monitoring Period" will be specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the Monitoring Period consists of each trading day from the pricing date to the final Valuation Date.

Unless otherwise specified in the relevant terms supplement, the "price" of one share of the Index Fund (or any successor index fund, as defined under "General Terms of Notes — Alternate Calculation of Price and Closing Price") or one unit of any other security for which a price must be determined) on any trading day (as defined below) means:

- if the Index Fund (or any such successor index fund or such other security) is listed or admitted to trading on a national securities exchange, the highest intraday bid price on such day on the principal U.S. securities exchange registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on which the Index Fund (or any such successor index fund or such other security) is listed or admitted to trading;

- if the Index Fund (or any such successor index fund or such other security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service (the "OTC Bulletin Board") operated by the Financial Industry Regulatory Authority (the "FINRA"), the highest reported bid price reported on the OTC Bulletin Board on such day;

- if the Index Fund (or any such successor index fund) is de-listed, liquidated or otherwise terminated, the price calculated pursuant to the alternative methods of calculation of price described under "General Terms of Notes — Alternate Calculation of Price and Closing Price"; or

- if a bid price is not available pursuant to the preceding bullet points, the mean, as determined by the calculation agent, of the bid prices for the shares of the Index Fund (or any such successor index fund or such other security) obtained from as many recognized dealers in such security, but not exceeding three, as will make such bid prices available to the calculation agent. Bids of any of our affiliates may be included in the calculation of such mean, but only to the extent that any such bid is not the highest of the bids obtained,

in each case subject to the provisions of "General Terms of Notes — Alternate Calculation of Price and Closing Price." The term "OTC Bulletin Board" will include any successor service thereto.

Unless otherwise specified in the relevant terms supplement, the "closing price" of one share of the Index Fund (or any such successor index fund or one unit of any other security for which a closing price must be determined) on any trading day means:

- if the Index Fund (or any such successor index fund or such other security) is listed or admitted to trading on a national securities exchange, the last reported sale price, regular way (or, in the case of The NASDAQ Stock Market, the official closing price), of the principal trading session on such day on the principal U.S. securities exchange registered under the Exchange Act, on which the Index Fund (or any such successor index fund or such other security) is listed or admitted to trading;

- if the Index Fund (or any such successor index fund or such other security) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board, the last reported sale price of the principal trading session on the OTC Bulletin Board on such day;

- if the Index Fund (or any such successor index fund) is de-listed, liquidated or otherwise terminated, the closing price calculated pursuant to the alternative methods of calculating closing price described under "General Terms of Notes — Alternate Calculation of Price and Closing Price"; or

- if, because of a market disruption event (as defined under "General Terms of Notes — Market Disruption Events") or otherwise, the last reported sale price (or official closing price, as applicable) for the Index Fund (or any such successor index fund or such other security) is not available pursuant to the preceding bullet points, the mean, as determined by the calculation agent, of the bid prices for the shares of the Index Fund (or any such successor index fund or such other security) obtained from as many recognized dealers in such security, but not exceeding three, as will make such bid prices available to the calculation agent. Bids of any of our affiliates may be included in the calculation of such mean, but only to the extent that any such bid is not the highest or the lowest of the bids obtained,

in each case subject to the provisions of "General Terms of Notes — Alternate Calculation of Price and Closing Price."

"Relevant Exchange" means, with respect to the Index Fund or any successor index fund, the primary exchange or market of trading for the shares of the Index Fund, or such successor index fund, as applicable, or any security (or any combination thereof) then included in the Underlying Index, or any underlying index related to such successor index fund, as applicable.

The "Partial Principal Protection Percentage" will be a percentage less than 100%, as specified in the relevant terms supplement.

The "Minimum Return" will be a fixed dollar amount per $1,000 principal amount note as specified in the relevant terms supplement.

The "Maximum Return" will be a fixed dollar amount per $1,000 principal amount note as specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, the "Absolute Share Return," as calculated by the calculation agent, is the absolute value of the percentage change in the closing price of one share of the Index Fund, calculated by comparing the Initial Share Price (or Strike Price, if applicable), to the Final Share Price. The relevant terms supplement will specify the manner in which the Initial Share Price and the Final Share Price are determined. The Absolute Share Return, unless otherwise specified in the relevant terms supplement, is calculated as follows:

$$\text{Absolute Share Return} = \text{The absolute value of: } \frac{\text{Final Share Price} - \text{Initial Share Price (or Strike Price, if applicable)}}{\text{Initial Share Price (or Strike Price, if applicable)}}$$

For example, a share return of -15% will equal a 15% Absolute Share Return.

Unless otherwise specified in the relevant terms supplement, "Initial Share Price" means the closing price of one share of the Index Fund on the pricing date or such other date as specified in the relevant terms supplement, or the arithmetic average of the closing prices of one share of the Index Fund on each of the Initial Averaging Dates. Notwithstanding the foregoing, if the relevant terms supplement specifies that the Initial Share Price will be determined based on the arithmetic average of the closing prices of the Index Fund on each of the Initial Averaging Dates and an adjustment to the Share Adjustment Factor would have become effective in accordance with "General Terms of Notes — Anti-Dilution Adjustments" (an "Adjustment Effective Date") after the first Initial Averaging Date but on or prior to the final Initial Averaging Date, then the closing price of the Index Fund on each Initial Averaging Date occurring on or after the applicable Adjustment Effective Date to be used to determine the Initial Share Price will be deemed to equal such closing price multiplied by the Share Adjustment Factor, as adjusted (assuming that the Share Adjustment Factor prior to such adjustment is equal to 1.0). See "General Terms of Notes — Anti-Dilution Adjustments."

The relevant terms supplement may specify a price other than the Initial Share Price, which we refer to as the "Strike Price," to be used for calculating the Absolute Share Return and the Additional Amount payable at maturity, if any. The Strike Price may be based on and/or expressed as a percentage of the closing price of the Index Fund as of a specified date, or may be determined without regard to the closing price of one share of the Index Fund as of a particular date. For example, the relevant terms supplement may specify that a Strike Price, equal to 95% of the Initial Share Price, will be used to calculate the Absolute Share Return.

Unless otherwise specified in the relevant terms supplement, "Final Share Price" means the closing price of one share of the Index Fund on the Observation Date or such other date as specified in the relevant terms supplement, times the Share Adjustment Factor on such date, or the arithmetic average of the closing prices of one share of the Index Fund on each of the Ending Averaging Dates, each multiplied by the Share Adjustment Factor on such date. Notwithstanding the foregoing, if the relevant terms supplement specifies that the Final Share Price will be determined based on the arithmetic average of the closing prices of the Index Fund on each of the Ending Averaging Dates and an adjustment to the Share Adjustment Factor would have become effective in accordance with "General Terms of Notes — Anti-Dilution Adjustments" after the first Ending Averaging Date but on or prior to the final Ending Averaging Date, the Share Adjustment Factor will be so adjusted for the event giving rise to such Adjustment Effective Date only on the Ending Averaging Dates occurring on or after such Adjustment Effective Date. The Share Adjustment Factor will continue to be subject to further adjustments in connection with Adjustment Effective Dates occurring after the final Ending Averaging Date as described under "General Terms of Notes — Anti-Dilution Adjustments."

Unless otherwise specified in the relevant terms supplement, the "Share Adjustment Factor" will be set initially at 1.0, subject to adjustment upon the occurrence of certain events affecting the Index Fund. See "General Terms of Notes — Anti-Dilution Adjustments."

A "trading day" is, unless otherwise specified in the relevant terms supplement, a day, as determined by the calculation agent, on which trading is generally conducted on the New York Stock Exchange (the "NYSE"), the American Stock Exchange LLC (the "AMEX"), The NASDAQ Stock Market, the Chicago Mercantile Exchange Inc., the Chicago Board Options Exchange, Incorporated and in the over-the-counter market for equity securities in the United States.

The Initial Averaging Dates, if applicable, will be specified in the relevant terms supplement, and any such date is subject to adjustment as described below. If an Initial Averaging Date is not a trading day or if there is a market disruption event on such day, the applicable Initial Averaging Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, will any Initial Averaging Date be postponed more than ten business days following the date originally scheduled to be such Initial Averaging Date. If the tenth business day following the date originally scheduled to be the applicable Initial Averaging Date is not a trading day, or if there is a market disruption event on such date, the calculation agent will determine the closing price of one share of the Index Fund for such Initial Averaging Date on such date in accordance with the formula for and method of calculating the closing price of one share of the Index Fund last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled business day of each equity security most recently held by the Index Fund.

The Valuation Date(s), which will be either a single date, which we refer to as the Observation Date, or several dates, each of which we refer to as an Ending Averaging Date, will be specified in the relevant terms supplement, and any such date is subject to adjustment as described below.

The maturity date will be specified in the relevant terms supplement. If the scheduled maturity date (as specified in the relevant terms supplement) is not a business day, then the maturity date will be the next succeeding business day following such scheduled maturity date. If, due to a market disruption event or otherwise, the final Valuation Date is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following the final Valuation Date, as postponed, unless otherwise specified in the relevant terms supplement. We describe market disruption events under "General Terms of Notes — Market Disruption Events."

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable at maturity and on the Interest Payment Dates, if any, with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

A "business day" is, unless otherwise specified in the relevant terms supplement, any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in the open market or by private agreement.

Notes with a maturity of more than one year

If a Valuation Date is not a trading day or if there is a market disruption event on such day, the applicable Valuation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, will any Valuation Date be postponed more than ten business days following the date originally scheduled to be such Valuation Date. If the tenth business day following the date originally scheduled to be the applicable Valuation Date is not a trading day, or if there is a market disruption event on such date, the calculation agent will determine the closing price of one share of the Index Fund for such Valuation Date on such date in accordance with the formula for and method of calculating the closing price of one share of the Index Fund last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled business day of each security most recently held by the Index Fund.

Notes with a maturity of not more than one year

If a Valuation Date is not a trading day or if there is a market disruption event on such day, the applicable Valuation Date will be postponed to the immediately succeeding trading day during which no market disruption event will have occurred or be continuing. In no event, however, will any Valuation Date be postponed more than ten business days following the date originally scheduled to be such Valuation Date; *provided* that no Valuation Date, as postponed, will produce a maturity date more than one year (counting for this purpose either the issue date or the maturity date, but not both) after the issue date (the last date that could serve as the final Valuation Date without causing the maturity date to be more than one year after the issue date, the "Final Disrupted Valuation Date"). If the tenth business day following the date originally scheduled to be the applicable Valuation Date is not a trading day, or if there is a market disruption event on such day, the calculation agent will determine the closing price of one share of the Index Fund for such Valuation Date on such date in accordance with the formula for and method of calculating the closing price of one share of the Index Fund last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled business day of each security most recently held by the Index Fund.

Notwithstanding the foregoing, if any Valuation Date has been postponed to the Final Disrupted Valuation Date (treating any such Valuation Date that is not the final Valuation Date as if it were the final Valuation Date), and such Final Disrupted Valuation Date is not a trading day, or if there is a market disruption event on such Final Disrupted Valuation Date, the calculation agent will determine the closing price of one share of the Index Fund on such Final Disrupted Valuation Date in accordance with the formula for and method of calculating the closing price of one share of the Index Fund last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on the business day immediately preceding such Final Disrupted Valuation Date of each security most recently held by the Index Fund. **For the avoidance of doubt, in no event will any Valuation Date occur after the Final Disrupted Valuation Date.**

Interest Payments

If the relevant terms supplement specifies that the notes will bear interest, the notes will bear interest at the rate per annum, or such other rate or rates, as specified in such terms supplement. Under these circumstances, interest will accrue from the issuance date of the notes to but excluding the maturity date. Interest will be paid in arrears on each date specified in the relevant terms supplement (each such date an "Interest Payment Date") to and including the maturity date, to the holders of record at the close of business on the date 15 calendar days prior to that Interest Payment Date, whether or not such fifteenth calendar day is a business day, unless otherwise specified in the relevant terms supplement. Interest on the notes will be calculated based on a 360-day year of twelve 30-day months, unless otherwise specified in the relevant terms supplement. If any day on which a payment of interest or principal is due is not a business day, the payment will be made with the same force and effect on the next succeeding business day, but no additional interest will accrue as a result of the delayed payment, and the next interest payment period will commence as if the payment had not been delayed. If the maturity date is adjusted as the result of a market disruption event, the payment of interest due on the maturity date will be made on the maturity date as adjusted, with the same force and effect as if the maturity date had not been adjusted, but no additional interest will accrue or be payable as a result of the delayed payment.

RISK FACTORS

Your investment in the notes will involve certain risks. The notes may not pay interest or guarantee any return of principal prior to maturity, unless otherwise specified in the relevant terms supplement. Investing in the notes is not equivalent to investing directly in the Index Fund, the Underlying Index, or any of the equity securities held by the Index Fund or included in the Underlying Index. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.**

The notes differ from conventional debt securities.

The notes combine features of equity and debt. The terms of the notes differ from those of conventional debt securities in that we may not pay interest on the notes or, if we do pay interest, a significant portion of your total payment at maturity may be based on the performance of the shares of the Index Fund rather than the interest rate, if any, we may pay you. Where the relevant terms supplement does not provide for interest payments, if a Knock-Out Event occurs on any trading day during the Monitoring Period, at maturity you will receive only $1,000 (plus the Minimum Return, if applicable) for each $1,000 principal amount note, unless otherwise specified in the relevant terms supplement. This will be true even if the price (for notes with continuous monitoring) or the closing price (for notes with daily monitoring) of one share of the Index Fund was less than the Upper Knock-Out Price or greater than the Lower Knock-Out Price at some time during the Monitoring Period but later rises above or falls below those respective prices. Therefore, the return on your investment in the notes may be less than the amount that would be paid on an ordinary debt security. The return at maturity of only the applicable principal amount (plus the Minimum Return, if applicable) of each note will not compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

The notes may not pay more than the applicable principal amount, and accrued and unpaid interest, if applicable, at maturity.

If a Knock-Out Event occurs on any trading day during the Monitoring Period, you will receive only the applicable interest payments, if any, set forth in the terms supplement and, unless otherwise specified in the relevant terms supplement, $1,000 (plus the Minimum Return, if applicable) for each $1,000 principal amount note you hold at maturity. This will be true even if the price (for notes with continuous monitoring) or the closing price (for notes with daily monitoring) of one share of the Index Fund was less than the Upper Knock-Out Price or greater than the Lower Knock-Out Price at some time during the Monitoring Period but later rises above or falls below those respective prices. Because the notes may accrue interest, if any, at an interest rate lower than that payable for other debt securities issued by us with a comparable maturity, the return on your investment in the notes may be less than the amount that would be paid on a conventional debt security of comparable maturity. This return may not fully compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

The appreciation potential of the notes is limited by the dual knock-out feature.

If the price (for notes with continuous monitoring) or the closing price (for notes with daily monitoring) of one share of the Index Fund on any trading day during the Monitoring Period is greater than the Upper Knock-Out Price or less than the Lower Knock-Out Price, your payment at maturity will be limited to the principal amount of the notes (plus the Minimum Return, if applicable) and will not be determined by reference to the Absolute Share Return. This return may not compensate you for any loss in value due to inflation and other factors relating to the value of money over time. Therefore, under these circumstances, your return may be less than the return you would have otherwise received if you had invested directly in the Index Fund, the Underlying

Index, any of the securities held by the Index Fund or included in the Underlying Index or contracts relating to the Index Fund or the Underlying Index for which there is an active secondary market. In addition, if the Final Share Price is greater than or less than the Initial Share Price and a Knock-Out Event occurs, your return would be less than the return you would have received if this note did not contain a dual "knock-out" feature.

You will receive no more than the principal amount (plus the Minimum Return, if applicable) of your notes if shares of the Index Fund close or trade above the Upper Knock-Out Price or below the Lower Knock-Out Price at any applicable time during the Monitoring Period.

If the price (for notes with continuous monitoring) or the closing price (for notes with daily monitoring) of one share of the Index Fund is above the Upper Knock-Out Price or below the Lower Knock-Out Price on any trading day during the Monitoring Period, you will receive only $1,000 (plus the Minimum Return, if applicable) per $1,000 principal amount note you hold at maturity. The likelihood of a share of the Index Fund closing or trading above the Upper Knock-Out Price or below the Lower Knock-Out Price on any trading day during the Monitoring Period will depend in large part on the volatility of the Index Fund — the frequency and magnitude of changes in the price of shares of the Index Fund. Since its inception, the Index Fund has experienced significant volatility. If the Absolute Share Return is equal to zero, you will receive only $1,000 (plus the Minimum Return, if applicable) per $1,000 principal amount note you hold at maturity.

The appreciation potential of the notes will be limited by the Maximum Return, if applicable.

If the notes have a Maximum Return, the appreciation potential of the notes is limited to the fixed dollar amount per $1,000 principal amount note specified in the relevant terms supplement as the Maximum Return. The Additional Amount will equal no more than the Maximum Return, even if a Knock-Out Event has not occurred. Accordingly, the appreciation potential of the notes will be limited to the Maximum Return even if the Additional Amount calculated with reference to the Absolute Share Return and Participation Rate would be greater than the Maximum Return.

The Final Share Price may be less than or greater than the price of one share of the Index Fund at other times during the term of the notes.

Because the Final Share Price is calculated based on the closing price of one share of the Index Fund on one or more Valuation Dates during the term of the notes, the closing price of one share of the Index Fund, if calculated at various other times during the term of the notes, including other dates near the Valuation Date(s), could be higher or lower than the Final Share Price. This difference could be particularly large if there is a significant increase or decrease in the price of one share of the Index Fund before and/or after the Valuation Date(s) or if there is a significant increase or decrease in the price of one share of the Index Fund around the time of the Valuation Date(s) or if there is significant volatility in the price of one share of the Index Fund during the term of the notes (especially on dates near the Valuation Date(s)). For example, when the Valuation Date(s) for the notes is near the end of the term of the notes, if the price of one share of the Index Fund increases or decreases significantly during the initial term of the notes (without triggering a Knock-Out Event) and then returns to levels at or near the Initial Share Price (or Strike Price, if applicable) at the Valuation Date(s), the Final Share Price may be significantly greater than or less than if it were calculated on a date earlier than the Valuation Date. Under these circumstances, you may receive a lower payment at maturity than you would have received if you had invested directly in the Index Fund, the Underlying Index, any of the securities held by the Index Fund or included in the Underlying Index or contracts relating to the Index Fund or the Underlying Index for which there is an active secondary market. Even if the price of one share of the Index Fund increases or decreases significantly during the term of the notes without triggering a Knock-Out Event, the market value of the notes may not correspondingly increase, and may decline.

The value of the Initial Share Price may be determined after the issue date of the notes.

If so specified in the relevant terms supplement, the Initial Share Price will be determined based on the arithmetic average of the closing prices of one share of the Index Fund on the Initial Averaging Dates specified in that relevant terms supplement. One or more of the Initial Averaging Dates specified may occur on or following the issue date of the notes; as a result, the Initial Share Price may not be determined, and you may therefore not know the value of such Initial Share Price, until after the issue date. Similarly, the global note certificate representing the notes, which will be deposited with the DTC on the issue date as described under "General Terms of Notes — Book — Entry Only Issuance — The Depository Trust Company," will not set forth the value of the Initial Share Price. If there are any increases or decreases in the closing price of one share of the Index Fund on the Initial Averaging Dates that occur after the issue date, and such increases result in the Initial Share Price being different than the closing price of one share of the Index Fund on the issue date, this may establish a different range that the price of one share of the Index Fund must remain in to avoid a Knock-Out Event and for you to receive at maturity more than the applicable principal amount of your notes and, if applicable, the Minimum Return.

If the Participation Rate is less than 100%, the Additional Amount will be limited by the Participation Rate.

If the Participation Rate is less than 100% and a Knock-Out Event has not occurred, the Additional Amount you receive at maturity will equal only a percentage, as specified in the relevant terms supplement, of the Absolute Share Return. Under these circumstances, the Additional Amount you receive at maturity will not fully reflect the performance of the Index Fund.

Your return on the notes will not reflect dividends on the equity securities held by the Index Fund or included in the Underlying Index.

Your return on the notes will not reflect the return you would realize if you actually owned the equity securities held by the Index Fund or included in the Underlying Index and received the dividends paid on those equity securities. This is because the calculation agent will calculate the amount payable to you at maturity of the notes by reference to the Final Share Price. The Final Share Price reflects the prices of the equity securities held by the Index Fund without taking into consideration the value of dividends paid on those equity securities.

The notes are designed to be held to maturity.

The notes are not designed to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the price of one share of the Index Fund has not appreciated above the Upper Knock-Out Price or depreciated below the Lower Knock-Out Price since the date of issuance. The potential returns described in any relevant terms supplement assume that your notes are held to maturity.

Secondary trading may be limited.

Unless otherwise specified in the relevant terms supplement, the notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market for the notes, it may not provide enough liquidity to allow you to trade or sell the notes easily.

J.P. Morgan Securities Inc. may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which J.P. Morgan Securities Inc. is willing to buy the notes. If at any time J.P. Morgan Securities Inc. or another Agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the price of one share of the Index Fund on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the price of one share of the Index Fund. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- whether the price of one share of the Index Fund (for notes with continuous monitoring) or the closing price of one share of the Index Fund (for notes with daily monitoring) is above the Upper Knock-Out Price or below the Lower Knock-Out Price during the Monitoring Period;

- the expected volatility in the Index Fund;

- the time to maturity of the notes;

- the dividend rate on the equity securities held by the Index Fund;

- interest and yield rates in the market generally as well as in the markets of the equity securities held by the Index Fund;

- economic, financial, political, regulatory or judicial events that affect the equity securities held by the Index Fund or stock markets generally and which may affect the price or closing price, as applicable, of one share of the Index Fund on any Valuation Date or any Initial Averaging Date, if applicable, or at any time during the Monitoring Period; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

You cannot predict the future performance of the Index Fund based on its historical performance. A Knock-Out Event may occur, or the Final Share Price (or Strike Price, as applicable), may be flat as compared to the Initial Share Price, in which event you will receive only the applicable principal amount of your notes at maturity, unless the relevant terms supplement provides for interest payments or a Minimum Return.

The inclusion in the original issue price of each agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity will be based on the applicable principal amount of your notes as described in the relevant terms supplement, the original issue price of the notes includes each agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. Such estimated cost includes our affiliates' expected cost of providing such hedge, as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which J.P. Morgan Securities Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by J.P. Morgan Securities Inc., as a result of such compensation or other transaction costs.

The anti-dilution protection is limited.

The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the Index Fund. See "General Terms of Notes — Anti-Dilution Adjustments." The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

There are risks associated with the Index Fund.

The SPDR® S&P® Homebuilders ETF has a limited operating history, having commenced trading in February 2006 on the AMEX. Although its shares are listed for trading on the AMEX and a number of similar products have been traded on the AMEX for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market.

In addition, SSgA Funds Management, Inc., which we refer to as SSFM, is the Index Fund's investment adviser. The Index Fund is subject to management risk, which is the risk that the SSFM's investment strategy, the implementation of which is subject to a number of constraints (as outlined under "The SPDR® S&P® Homebuilders ETF — Investment Objective and Strategy"), may not produce the intended results. For example, SSFM may invest up to 5% of the Index Fund's assets in securities not included in the Underlying Index but which SSFM believes will help the Index Fund track the Underlying Index, as well as in certain futures, options, swap contracts and other derivatives, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including affiliated money market funds).

The performance of the Index Fund may not correlate with the performance of the Underlying Index.

The Index Fund uses an indexing strategy of "replication" (as described under "The SPDR® S&P® Homebuilders ETF — Replication") to seek to replicate as closely as possible, before fees and expenses, the total return of the Underlying Index. The Index Fund will generally invest in all of the equity securities included in the Underlying Index; however, the Index Fund may invest up to 5% of the Index Fund's assets in securities not included in the Underlying Index but which SSFM believes will help the Index Fund tracks the Underlying Index, as well as in certain futures, options, swap contracts and other derivatives, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including affiliated money market funds). Therefore, while the performance of the Index Fund is linked principally to the performance of the Underlying Index, the performance of the Index Fund is also generally linked in part to other securities or assets. In addition, the performance of the Index Fund will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index. Also, corporate actions with respect to the equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the AMEX and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund.

For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index. Consequently, the return on the notes will not be the same as investing directly in the Index Fund or in the Underlying Index or in the equity securities held by the Index Fund or included in the Underlying Index, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of the Underlying Index.

The policies of SSgA Funds Management, Inc., the investment adviser for the Index Fund, and Standard & Poor's, the sponsor of the Underlying Index, could affect the value and the amount payable on the notes.

The policies of SSFM concerning the calculation of the Index Fund's net asset value, additions, deletions or substitutions of equity securities held by the Index Fund and manner in which changes affecting the Index Fund are reflected in the Index Fund could affect the market price of the shares of the Index Fund and, therefore, affect the amount payable on the notes at maturity, if any, and the value of SSFM changes these policies, for example, by changing the manner in which it calculates the Index Fund's net asset value, or if SSFM discontinues or suspends calculation or publication of the Index Fund's net asset value, in which case it may become difficult to determine the value of the note.

In addition, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P") owns the Underlying Index and is responsible for the design and maintenance of the Underlying Index. The policies of S&P concerning the calculation of the Underlying Index, including decisions regarding the addition, deletion or substitution of the equity securities included in the Underlying Index, could affect the level of the Underlying Index and, consequently, could affect the market prices of shares of the Index Fund and, therefore, affect whether a Knock-Out Event will occur or the Additional Amount, if any, payable on the notes at maturity, and the value of the note prior to maturity.

To our knowledge, we are not currently affiliated with any of the issuers of the equity securities held by the Index Fund or included in the Underlying Index.

To our knowledge, we are not currently affiliated with any of the equity securities held by the Index Fund or included in the Underlying Index. As a result, we will have no ability to control the actions of the issuers of such equity securities, including actions that could affect the value of the equity securities held by the Index Fund or included in the Underlying Index or your notes. None of the money you pay us will go to SSFM, S&P or any of the issuers of the equity securities held by the Index Fund or included in the Underlying Index and none of those issuers will be involved in the offering of the notes in any way. Neither those issuers nor we will have any obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes.

You will have no shareholder rights with respect to the Index Fund or equity securities held by the Index Fund.

As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights with respect to the Index Fund or the equity securities held by the Index Fund.

The Index Fund is concentrated in one industry.

All or substantially all of the equity securities held by the Index Fund are issued by companies whose primary lines of business are directly associated with the residential homebuilding industry. Because the value of the notes is linked to the performance of the Index Fund, an investment in these notes will be concentrated in this industry. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers.

The homebuilding industry is significantly affected by factors in general and local economic conditions and real estate markets as well as by weather conditions, natural disasters and geopolitical events, any of which could affect the ability of the companies the equity securities of which are held by the Index Fund to conduct their businesses profitably.

The homebuilding industry is cyclical and has from time to time experienced significant difficulties. The prices of the equity securities held by the Index Fund and, in turn, the price of the Index Fund, will be affected by a number of factors that may either offset or magnify each other, including:

- employment levels and job growth;
- the availability of financing for home buyers;
- interest rates;
- consumer confidence;
- housing demand;
- the availability of suitable undeveloped land;
- raw material and labor shortages and price fluctuations;
- federal, state and local laws and regulations concerning the development of land, homebuilding, home sales, consumer financing and environmental protection;
- competition among companies which engage in the homebuilding business; and
- the supply of homes and other housing alternatives.

In addition, weather conditions and natural disasters such as hurricanes, tornadoes, earthquakes, floods and fires can harm the homebuilding business. Geopolitical events, such as the aftermath of the war with Iraq and the terrorist attacks on September 11, 2001, and related market disruptions could also have a significant impact on the homebuilding business.

The difficulties described above could cause an upturn or a downturn in the homebuilding industry generally or regionally and could cause the value of the equity securities held by the Index Fund the price of the Index Fund to fluctuate or remain flat during the term of the notes.

There is no direct correlation between the value of the notes or the price of the Index Fund and residential housing prices.

There is no direct linkage between the price of the Index Fund and residential housing prices in specific regions or residential housing prices in general. While residential housing prices may be one factor that could affect the prices of the equity securities held by the Index Fund and consequently the price of the Index Fund, the price of the Index Fund and the notes are not directly linked to movements of residential housing prices and may be affected by factors unrelated to such movements.

You will have no shareholder rights in issuers of equity securities held by the Index Fund.

As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the equity securities held by the Index Fund would have.

We or our affiliates may have adverse economic interests to the holders of the notes.

J.P. Morgan Securities Inc. and other affiliates of ours trade the equity securities held by the Index Fund or included in the Underlying Index and other financial instruments related to the Index Fund, the Underlying Index and the equity securities held by the Index Fund or included in the Underlying Index on a regular basis, for their accounts and for other accounts under their management. J.P. Morgan Securities Inc. and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments with returns linked to the Index Fund or the Underlying Index. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the performance of the Index Fund or the level of the Underlying Index and, accordingly, could affect the value of the notes and any Additional Amount payable to you at maturity.

We or our affiliates may currently or from time to time engage in business with companies whose equity securities are held by the Index Fund or included in the Underlying Index, including extending loans to, or making equity investments in, or providing advisory services to them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the companies, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the companies whose equity securities are held by the Index Fund or included in the Underlying Index. Any prospective purchaser of notes should undertake an independent investigation of each company whose equity securities are held by the Index Fund or included in the Underlying Index as in its judgment is appropriate to make an informed decision with respect to an investment in the notes. We do not make any representation or warranty to any purchaser of a note with respect to any matters whatsoever relating to our business with companies whose equity securities are held by the Index Fund or included in the Underlying Index or future price movements of the equity securities held by the Index Fund or included in the Underlying Index.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the price of the shares of the Index Fund or the level of the Underlying Index or the price of the equity securities held by the Index Fund or included in the Underlying Index. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We may have hedged our obligations under the notes through certain affiliates, who would expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

J.P. Morgan Securities Inc., one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Initial Share Price, the Strike Price, if applicable, the closing price of one share of the Index Fund on each Initial Averaging Date, if applicable, the Absolute Share Return, the Additional Amount, if any, that we will pay you at maturity, the price of one share of the Index Fund (for notes with continuous monitoring) during the Monitoring Period or closing price of one share of the Index Fund (for notes with daily monitoring) on each trading day during the Monitoring Period, whether a Knock-Out Event has occurred, and whether the Final Share Price is greater than, less than, or equal to the Initial Share Price (or Strike Price, if applicable) and, if the notes bear interest, the amount of interest payable, if any, on any Interest Payment Date. The calculation agent will also be responsible for determining whether a market disruption event has occurred, which exchange-traded fund will be substituted for the Index Fund (or successor index fund, if applicable) if the Index Fund (or successor index fund, if applicable) is de-listed, liquidated or otherwise terminated; whether the Underlying Index (or the underlying index related to a successor index fund, if applicable) has been changed in a material respect, and whether the Index Fund (or successor index fund, if applicable) has been modified so that the Index Fund (or successor index fund, if applicable), does not, in the opinion of the calculation agent, fairly represent the price of the Index Fund (or successor index fund, if applicable) had those modifications not been made and, if the notes bear interest, whether a day is an Interest Payment Date. In performing these duties, J.P. Morgan Securities Inc. may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where J.P. Morgan Securities Inc., as the calculation agent, is entitled to exercise discretion.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly valuing the closing price of one share of the Index Fund on any Valuation Date, or any Initial Averaging Date, if applicable, and calculating the Absolute Share Return or determining the price of one share of the Index Fund at any time or the closing price of one share of the Index Fund on any trading day during the Monitoring Period and calculating the payment at maturity that we are required to pay you. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that one or more of the Valuation Dates or Initial Averaging Dates, if any, and the maturity date will be postponed and your return will be adversely affected. See "General Terms of Notes — Market Disruption Events."

Generally, if the term of the notes is not more than one year, the notes will be treated as short-term debt instruments for U.S. federal income tax purposes.

Generally, if the term of the notes is not more than one year (including either the issue date or the last possible date that the notes could be outstanding, but not both), the notes will be treated as "short-term" debt instruments for U.S. federal income tax purposes. No statutory, judicial or administrative authority directly addresses the treatment of notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 106-I and consult your tax adviser regarding your particular circumstances.

Generally, if the term of the notes is more than one year, the notes will be contingent payment debt instruments for U.S. federal income tax purposes.

Generally, if the term of the notes is more than one year (including either the issue date or the last possible date the note could be outstanding, but not both) the notes will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. As a result, subject to the occurrence of a Knock-Out Event, you will generally be required to recognize interest income in each year at a "comparable yield," even though we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes and the projected amount of stated interest, if any, will reduce your basis in the notes. Special rules will apply in the event of the occurrence of a Knock-Out Event. Generally, amounts received at maturity or on earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will generally be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income) with the balance treated as capital loss, which may be subject to limitations. Losses may be subject to special reporting requirements. You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 106-I and consult your tax adviser regarding your particular circumstances.

Non-U.S. Holders may be subject to U.S. federal withholding tax

Non-U.S. Holders should note that they may be withheld upon at a rate of 30% unless they have submitted a properly completed Internal Revenue Service (the "IRS") Form W-8BEN or otherwise satisfy the applicable documentation requirements. In any event, amounts paid to a Non-U.S. Holder may be subject to U.S. federal withholding tax if the Index Fund is treated as a "U.S. real property holding corporation" (a "USRPHC") within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended (the "Code") and regulations thereunder, and certain other conditions apply. You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 106-I and consult your tax adviser regarding your particular circumstances.

JPMorgan Chase & Co. employees holding the notes must comply with policies that limit their ability to trade the notes and may affect the value of their notes.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the notes for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the notes, you may not be able to purchase any notes described in the relevant terms supplement from us and your ability to trade or sell any such notes in the secondary market may be limited.

USE OF PROCEEDS

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the notes. Unless otherwise specified in the relevant terms supplement, these commissions will include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in the Index Fund, the Underlying Index, the equity securities held by the Index Fund or included in the Underlying Index, or instruments whose value is derived from the Index Fund, the Underlying Index or the equity securities held by the Index Fund or included in the Underlying Index. While we cannot predict an outcome, such hedging activities or other hedging or investment activity of ours could potentially increase or decrease the price of shares of the Index Fund as well as the Initial Share Price (or Strike Price, if applicable), and, therefore, effectively establish a higher or lower price per share that shares of the Index Fund must not breach for you to receive at maturity of the notes more than the applicable principal amount of your notes (other than, if applicable, any interest payment or payment of the Minimum Return). From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy that may involve taking long or short positions in the Index Fund, the Underlying Index or the equity securities held by the Index Fund or included in the Underlying Index, or instruments whose value is derived from the Index Fund, the Underlying Index or the equity securities held by the Index Fund or included in the Underlying Index. Although we have no reason to believe that any of these activities will have a material impact on the price of the shares of the Index Fund or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder will have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

THE SPDR® S&P® HOMEBUILDERS ETF

We have derived all information contained in this product supplement no. 106-I regarding the Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by SPDR® Series Trust and SSgA Funds Management, Inc. ("SSFM"). The Index Fund is an investment portfolio maintained and managed by SSFM. SSFM is the investment adviser to the Index Fund. The Index Fund is an exchange-traded fund ("ETF") that trades on the AMEX under the ticker symbol "XHB". The inception date of the Index Fund is January 31, 2006. Prior to January 8, 2007 the SPDR® S&P® Homebuilders ETF was known as the SPDR® Homebuilders ETF. We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

SPDR® Series Trust is a registered investment company that consists of numerous separate investment portfolios, including the Index Fund. Information provided to or filed with the SEC by SPDR® Series Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding SPDR® Series Trust, SSFM or the Index Fund, please see the SPDR® Series Trust's Prospectus, dated October 31, 2007. In addition, information about SPDR® Series Trust, SSFM and the Index Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the SPDR® Series Trust website at http://www.SPDRETFs.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the SPDR® Series Trust website is not incorporated by reference in, and should not be considered a part of, this product supplement no. 106-I or any terms supplement.

This product supplement no. 106-I relates only to the notes offered hereby and does not relate to the Index Fund. We have derived all disclosures contained in this product supplement 106-I regarding the SPDR® Series Trust or the Index Fund from the publicly available documents described in the preceding paragraph. In connection with the offering of the notes, neither we nor any Agent has participated in the preparation of such documents or made any due diligence inquiry with respect to the SPDR® Series Trust or the Index Fund. Neither we nor any Agent makes any representation that such publicly available documents or any other publicly available information regarding the SPDR® Series Trust or the Index Fund is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of shares of the Index Fund (and therefore the price of shares of the Index Fund on the pricing date) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the SPDR® Series Trust or the Index Fund could affect the value received at maturity with respect to the notes and therefore the trading prices of the notes.

The SPDR® Series Trust consists of separate investment portfolios (each, a "SPDR® Series Fund"). Each SPDR® Series Fund is an index fund that invests in a particular Industry or group of industries represented by a specified Select Industry Index. The companies included in each Select Industry Index are selected on the basis of Global Industry Classification Standards ("GICS") from a universe of companies defined by the Underlying Index. The investment objective of each Select Industry SPDR® Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular industry or group of industries, as represented by a specified market industry index. The Select Industry Indices (each, a "Select Industry Index") upon which the SPDR® Series Funds are based are comprised of the companies in the S&P® Total Market Index ("S&P® TMI Index").

The Underlying Index is derived from the homebuilding segment of the S&P® TMI Index, a U.S. total market composite index.

Investment Objective and Strategy

The Index Fund seeks to replicate as closely as possible, before fees and expenses, the total return of the Underlying Index. The Underlying Index measures the performance of the homebuilding industry of the U.S. equity market. The Underlying Index includes companies in the following sub-industries: homebuilding, home improvement retail and home furnishings.

Replication

The Index Fund pursues the indexing strategy of "replication" in attempting to track the total return of the Underlying Index. The Index Fund generally will invest in all of the securities which comprise the Underlying Index. The Index Fund will normally invest at least 95% of its total assets in common stocks that comprise the Underlying Index. The Index Fund may also invest up to 5% of its other assets in securities not included in the Underlying Index but which SSFM believes will help the Index Fund track the Underlying Index, as well as in certain futures, options, swap contracts and other derivatives, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including affiliated money market funds).

Correlation

The Underlying Index is a theoretical financial calculation, while the Index Fund is an actual investment portfolio. The performance of the Index Fund and the Underlying Index will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. The Index Fund seeks a correlation of 0.95 or better between the Index Fund's performance and the performance of the Index. A figure of 1.00 would indicate perfect correlation. Any correlation of less than 1.00 is called a "tracking error." The Index Fund, using a replication strategy, can be expected to have a lesser tracking error than a fund using a representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in an underlying index.

Holdings Information

As of November 9, 2007, the Index Fund included 21 companies. The Index Fund's three largest holdings are The Ryland Group, Inc., Toll Brothers, Inc. and Beazer Homes USA Inc. The following table summarizes the Index Fund's holdings in individual companies as of such date.

All Holdings in Individual Securities as of November 9, 2007

RYL	The Ryland Group, Inc.	Consumer Discretionary	6.05
BZH	Beazer Homes USA, Inc.	Consumer Discretionary	5.62
TOL	Toll Brothers, Inc.	Consumer Discretionary	5.54
MTH	Meritage Homes Corporation	Consumer Discretionary	5.26
MHK	Mohawk Industries, Inc.	Consumer Discretionary	5.26
NVR	NVR, Inc.	Consumer Discretionary	5.25
SHW	The Sherwin-Williams Company	Consumer Discretionary	5.18
KBH	KB Home	Consumer Discretionary	5.17
CHB	Champion Enterprises, Inc.	Consumer Discretionary	5.14
LEG	Leggett & Platt, Incorporated	Consumer Discretionary	5.13
MDC	M.D.C Holdings, Inc.	Consumer Discretionary	4.91
DHI	D.R. Horton, Inc.	Consumer Discretionary	4.71
CTX	Centex Corporation	Consumer Discretionary	4.56
AVTR	Avatar Holdings, Inc.	Consumer Discretionary	4.50
HD	Home Depot, Inc.	Consumer Discretionary	4.49
PHM	Pulte Homes, Inc.	Consumer Discretionary	4.41
LEN	Lennar Corporation	Consumer Discretionary	4.34
LOW	Lowe's Companies, Inc.	Consumer Discretionary	4.31
HOV	Hovnanian Enterprises, Inc.	Consumer Discretionary	4.07
WCI	Wci Communities, Inc.	Consumer Discretionary	3.34
SPF	Standard Pacific Corp.	Consumer Discretionary	2.75

The Index Fund's per share net asset value ("NAV") is the value of one share of the Index Fund and is calculated by dividing the value of total assets less total liabilities by the number of shares outstanding. The NAV return is based on the NAV of the Index Fund and the market return is based on the market price per share of the Index Fund. The market price used to calculate the market return is determined by using the midpoint between the highest bid and the lowest offer on the exchange on which the shares of the Index Fund are listed for trading, as of the time that the Index Fund's NAV is calculated. Since shares of the Index Fund are listed for trading, as of the time that the Index Fund's NAV is calculated. Since shares of the Index Fund did not trade in the secondary market until several days after the Index Fund's inception, for the period from inception to the first day of the secondary market trading in shares of the Fund (1/31/06, 2/6/06) respectively), the NAV of the Index Fund is used as a proxy for the secondary market trading price to calculate market returns. NAV and market returns assume that dividends and capital gain distributions have been reinvested in the Index Fund at NAV.

Industry Breakdown of the Index Fund as of June 30, 2007*

Industry	Net Assets
Homebuilding	69.40%
Home Improvement Retail	15.50%
Home Furnishings	15.00%
Short Term Investments	00.10%
TOTAL	100.00%

* The Index Fund's industry breakdown is expressed as a percentage of net assets and may change over time.

The information above was compiled from the SPDR® Series Trust website. We make no representation or warranty as to the accuracy of the information above. Information contained in the SPDR® Series Trust website is not incorporated by reference in, and should not be considered a part of, this product supplement no. 106-I or any terms supplement.

Historical Performance of the Index Fund

We will provide historical price information with respect to the shares of the Index Fund in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by State Street Global Markets, LLC ("SSGM"). SSGM makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. SSGM has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The S&P® Homebuilders Select Industry™ Index

We have derived all information contained in this product supplement no. 106-I regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, S&P. We have not independently verified such information. We make no representation or warranty as to the accuracy or completeness of such information. S&P has no obligation to continue to calculate and publish, and may discontinue calculation and publication of the Underlying Index.

The S&P® Homebuilders Select Industry™ Index is an equal-weighted index that is designed to measure the performance of the homebuilders sub-industry portion of the S&P® TMI Index, a benchmark that measures the performance of the U.S. equity market.

The S&P® TMI Index offers broad market exposure to companies of all market capitalization, including all common equities listed on the NYSE, the AMEX and the NASDAQ National and Small Cap markets. Only U.S. companies are eligible for inclusion in the S&P® TMI Index.

Each of the component stocks in the Underlying Index is a constituent company within the homebuilding sub-industry of the S&P® TMI Index.

Additional information concerning the S&P® Homebuilders Select Industry™ Index may be obtained at the S&P website (www.indices.standardandpoors.com). Information contained in the S&P website is not incorporated by reference in, and should not be considered part of, this underlying supplement or any terms supplement.

You can obtain the level of the Underlying Index at any time from the Bloomberg Financial Markets page "S5HOME <Index> <GO>" or from the Standard and Poor's website at www.standardandpoors.com.

Index Eligibility

Membership to the Index is based on a company's GICS classification, as well as liquidity market cap requirements and domicile.

To be eligible for the Underlying Index, companies must be in the S&P® TMI Index and rank in the top 90% of their relevant GICS sub-industry (*i.e.*, homebuilding sub-industry) by float-adjusted market capitalization. The stocks at the top, whose cumulative market capitalization is less than or equal to 90% of the total market capitalization of the homebuilding sub-industry, are deemed to qualify. If the stock count is less than 21, then companies having a float-adjusted market capitalization above US$ 500 million are added sequentially in order of float-adjusted market capitalization. If there are still fewer than 21 stocks in the Underlying Index, stocks from a supplementary list of highly correlated sub-industries, that meet the market capitalization and liquidity thresholds, are included in order of their float adjusted market capitalization to reach 21 constituents.

Market Capitalization. Stocks with a float-adjusted market capitalization above US$ 500 million and meet the liquidity threshold are included in order of their float-adjusted market capitalization until the stock count reaches 21. The float-adjusted market capitalization of these stocks must combine to be at least 90% of the total homebuilding sub-industry market capitalization. If the Underlying Index still does not have enough stocks that meet the criteria for inclusion, the minimum market capitalization requirements may be relaxed until the other requirements have been satisfied.

Liquidity. Constituents must have a liquidity ratio — defined by dollar value traded over the previous 12 months divided by average market capitalization over the previous 12 months — greater than 30%. The length of time to evaluate liquidity is reduced to available trading period for IPOs or spin-offs that do not have 12 months of trading history.

Domicile. U.S. companies only.

As of November 9, 2007, the Underlying Index included 21 Component Stocks:

Ticker	Company's Name
CHB	Champion Enterprises, Inc.
TOL	Toll Brothers, Inc.
RYL	The Ryland Group, Inc.
KBH	KB Home
LEG	Leggett & Platt, Incorporated
CTX	Centex Corporation
MHK	Mohawk Industries, Inc.
WCI	WCI Communities, Inc.
DHI	D.R. Horton, Inc.
MDC	M.D.C. Holdings, Inc.
HD	The Home Depot, Inc.
SHW	The Sherwin-Williams Company
HOV	Hovnanian Enterprises, Inc.
LEN	Lennar Corporation
MTH	Meritage Homes Corporation
LOW	Lowe's Companies, Inc.
BZH	Beazer Homes USA, Inc.
AVTR	Avatar Holdings Inc.
PHM	Pulte Homes, Inc.
NVR	NVR, Inc.
SPF	Standard Pacific Corp. (New)

Index Construction and Calculations

The Index is equal-weighted and calculated by the divisor methodology.

The initial divisor is set to have a base index value of 1000 on December 15, 2000. The index value is simply the index market value divided by the index divisor:

Index Value = (Index Market Value) / Divisor

Index Market Value = $\sum_{i=1}^{N}$ (Component Stocks) $_i$ × (Price) $_i$

where N is the number of stocks in the index.

At the beginning of each quarterly rebalancing, The Component Stocks are set so that each constituent has equal weight.

$$(\text{Component Stocks})_{i,\ \text{after rebalance}} = K / (\text{Price})_{i,\ \text{rebalance date}}$$

where K is an arbitrary or nominal value used to ensure each company's "shares" number is derived to establish equal weighting in the index

In order to maintain index series continuity, it is also necessary to adjust the divisor at each rebalancing.

$$(\text{Index Value})_{\text{before rebalance}} = (\text{Index Value})_{\text{after rebalance}}$$

Therefore,

$$(\text{Divisor})_{\text{after rebalance}} = (\text{Index Market Value})_{\text{after rebalance}} / (\text{Index Value})_{\text{before rebalance}}$$

Index Maintenance

The membership to Underlying Index is reviewed quarterly. Rebalancing occurs after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the pervious month. No companies are added between rebalancings. However, a company will be deleted from the Underlying Index if the S&P® TMI Index drops the constituent. If a constituent deletion causes the number of companies in the Underlying Index to fall below 21, no addition will be made to the Underlying Index until the next rebalancing. At that time, the entire Underlying Index will be rebalanced based on all eligibility criteria, including minimum number of companies. In case of GICS changes, where a company does not belong to the homebuilding sub-industry after the classification change, it is removed from the Underlying Index at the next rebalancing.

The table below summarizes the types of index maintenance adjustments and indicates whether or not an index adjustment is required.

S&P® TMI Index Action	Adjustment Made to Index	Divisor Adjustment?
Constituent change	If the constituent is a member of the Underlying Index, it is dropped.	Yes
Share changes between quarterly share adjustments	None.	No
Quarterly share changes	There is no direct adjustment, however, on the same date the Underlying Index rebalancing will take place.	Only because of the Index rebalancing.
GICS change	None. If, after the GICS change, a company no longer qualifies to belong to the relevant Select Industry Index, it is removed at the next rebalancing.	No
Spin-off	No weight change. The price is adjusted to price of Parent Company minus (Price of Spin-off company/Share Share ratio). The Component Stocks change so that the company's weight remains the same as its weight before the spin-off.	No
Rights Offering	The price is adjusted to Price of Parent Company minus (Price of Rights Subscription/Rights Ratio). The Component Stocks change so that the company's weight remains the same as its weight before the spin-off.	No
Stock Split	The Component Stocks are multiplied by and price is divided by the split factor.	No
Share Issuance or Share Repurchase	None.	No
Special Dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes

Corporate Actions

Corporate Action	Adjustment Made to Index	Divisor Adjustment?
Spin-off	No weight change. The price is adjusted to the Price of the Parent Company minus (the Price of the Spin-off company/Share Exchange Ratio). The Component Stocks change so that the company's weight remains the same as its weight before the spin-off.	No
Rights Offering	The price is adjusted to the Price of the Parent Company minus (the Price of the Rights Subscription/Rights Ratio). The Component Stocks change so that the company's weight remains the same as its weight before the spin-off.	No
Stock Split	The Component Stocks are multiplied by and price is divided by the split factor.	No
Share Issuance or Share Repurchase	None.	No
Special Dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes

Total Return

The Underlying Index will have a total return counterpart, which assumes dividends are reinvested in the Underlying Index after the close on the ex-date. On any given date t:

$$\text{Total Return Multiplier}_t = [(\text{Total Return Index Value}_{t-1}) + (\text{Total Return Multiplier}_t)] / (\text{Index Value}_{t-1})$$

$$\text{Total Return Index Value}_t = (\text{Total Return Index Value}_{t-1}) \times (\text{Total Return Multiplier}_t)$$

$$\text{Index Dividend Points}_t = \sum_{i=1}^{N}(\text{Component Stocks})_{i,t} \times (Ex-dividends)_{i,t} / \text{Divisor}_t$$

License Agreement with S&P

J.P. Morgan Securities Inc. expects to enter into a nonexclusive license agreement with Standard & Poor's, a division of The McGraw Hill Companies, Inc. ("S&P") for use of "S&P® Homebuilders Select Industry™ Index", "SPDR®", "S&P® Select Industry", "S&P® Select Industries" and S&P® TMI Index in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc., which we refer to as S&P. S&P makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Select Industry SPDR® Fund to track general stock market performance. S&P's only relationship to JPMorgan Chase & Co. is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to JPMorgan Chase & Co.

or the notes. S&P has no obligation to take the needs of JPMorgan Chase & Co. or the holders of the notes into consideration in determining, composing or calculating the S&P TMI Index or S&P® Homebuilders Select Industry™ Index. S&P is not responsible for and has not participated in the determination of the timing, price or quantity of the notes to be issued or in the determination or calculation of the amount due at maturity of the notes. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P INDICES OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY JPMORGAN CHASE & CO., HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P INDICES OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"STANDARD & POOR'S®", "S&P®", AND "S&P 500®" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY J.P. MORGAN SECURITIES INC. AND SUB-LICENSED FOR USE BY JPMORGAN CHASE & CO. J.P. MORGAN SECURITIES INC. EXPECTS TO ENTER INTO A NON-EXCLUSIVE LICENSE AGREEMENT WITH STANDARD & POOR'S, A DIVISION OF THE MCGRAW HILL COMPANIES, INC. FOR USE OF "S&P® HOMEBUILDERS SELECT INDUSTRY™ INDEX", "SPDR®", "S&P® SELECT INDUSTRY", "S&P® SELECT INDUSTRIES" AND S&P® TMI INDEX, WHICH ARE ALSO TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. THIS TRANSACTION IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY S&P AND S&P MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF PURCHASING ANY OF THE NOTES.

GENERAL TERMS OF NOTES

Calculation Agent

J.P. Morgan Securities Inc., one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Initial Share Price, the Strike Price, if applicable, the closing price of one share of the Index Fund on each Initial Averaging Date, if applicable, the Absolute Share Return, the Additional Amount, if any, that we will pay you at maturity, the price of one share of the Index Fund (for notes with continuous monitoring) during the Monitoring Period or closing price of one share of the Index Fund (for notes with daily monitoring) on each trading day during the Monitoring Period, whether a Knock-Out Event has occurred, and whether the Final Share Price is greater than, less than, or equal to the Initial Share Price (or Strike Price, if applicable) and, if the notes bear interest, the amount of interest payable, if any, on any Interest Payment Date. The calculation agent will also be responsible for determining whether a market disruption event has occurred, which exchange-traded fund will be substituted for the Index Fund (or successor index fund, if applicable) if the Index Fund (or successor index fund, if applicable) is de-listed, liquidated or otherwise terminated; whether the Underlying Index (or the underlying index related to a successor index fund, if applicable) has been changed in a material respect, and whether the Index Fund (or successor index fund, if applicable) has been modified so that the Index Fund (or successor index fund, if applicable), does not, in the opinion of the calculation agent, fairly represent the price of the Index Fund (or successor index fund, if applicable) had those modifications not been made and, if the notes bear interest, whether a day is an Interest Payment Date. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity and each Interest Payment Date, if applicable, on or prior to 11:00 a.m., New York City time, on the business day preceding the maturity date and each Interest Payment Date, if applicable.

All calculations with respect to the Initial Share Price, the Strike Price, if applicable, the price of the shares of the Index Fund quoted on the Relevant Exchange or the closing price of the shares of the Index Fund, as applicable, the Final Share Price or the Absolute Share Return will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, .876545 would be rounded to .87655); all dollar amounts related to determination of the Additional Amount payable at maturity, if any, interest payments, if any, payable on any Interest Payment Date, if applicable, in each case, per $1,000 principal amount note will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

Certain events may prevent the calculation agent from calculating the closing price of a share of the Index Fund on any Initial Averaging Date, if applicable, any Valuation Date, and consequently, the Absolute Share Return or the price of one share of the Index Fund at any time or the closing price of one share of the Index Fund on any trading day during the Monitoring Period for purposes of determining whether a Knock-Out Event has occurred, or calculating the Additional Amount, if any, that we will pay to you at maturity. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to each of these events individually as a "market disruption event."

With respect to the Index Fund (or any successor index fund or other security for which a closing price must be determined), a "market disruption event," unless otherwise specified in the relevant terms supplement, means:

- the occurrence or existence of a suspension, absence or material limitation of trading of the shares of the Index Fund (or such successor index fund or such other security) on the Relevant Exchange for such shares (or such successor index fund or such other security) for more than two hours of trading during, or during the one-half hour period preceding the close of, the principal trading session on such Relevant Exchange;

- a breakdown or failure in the price and trade reporting systems of the Relevant Exchange for the shares of the Index Fund (or such successor index fund or such other security) as a result of which the reported trading prices for such shares (or such successor index fund or such other security) during the last one-half hour preceding the close of the principal trading session on such Relevant Exchange are materially inaccurate; or

- the occurrence or existence of a suspension, absence or material limitation of trading on the primary exchange or market for trading in futures or options contracts related to the shares of the Index Fund (or such successor index fund or such other security), if available, during the one-half hour period preceding the close of the principal trading session in the applicable exchange or market,

in each case as determined by the calculation agent in its sole discretion; or

- the occurrence or existence of a suspension, absence or material limitation of trading of equity securities then constituting 20% or more of the level of the Underlying Index (or the underlying index related to the successor index fund) on the Relevant Exchanges for such securities for more than two hours of trading during, or during the one-half hour period preceding the close of, the principal trading session on such Relevant Exchange, in each case as determined by the calculation agent in its sole discretion; or

- the occurrence or existence of a suspension, absence or material limitation of trading on any major U.S. securities market for trading in futures or options contracts related to the Underlying Index (or the underlying index related to the successor index fund) or shares of the Index Fund (or such successor index fund or such other security) for more than two hours of trading during, or during the one-half hour period preceding the close of, the principal trading session on such market, in each case as determined by the calculation agent in its sole discretion; and

in each case, a determination by the calculation agent in its sole discretion that any event described in the clauses above materially interfered with our ability or the ability of any of our affiliates to unwind or adjust all or a material portion of the hedge position with respect to the notes.

For the purpose of determining whether a market disruption event exists with respect to the Index Fund (or the relevant successor index fund), if trading in a security included in the Underlying Index (or the underlying index related to the relevant successor index fund) is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the Underlying Index (or the underlying index related to the relevant successor index fund) shall be based on a comparison of:

- the portion of the level of the Underlying Index (or the underlying index related to the relevant successor index fund) attributable to that security relative to

- the overall level of the Underlying Index (or the underlying index related to the relevant successor index fund), in each case immediately before that suspension or limitation.

For purposes of determining whether a market disruption event with respect to the Index Fund (or the relevant successor index fund or such other security) has occurred, unless otherwise specified in the relevant terms supplement:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the Relevant Exchange or the primary exchange or market for trading in futures or options contracts relating to the Index Fund (or such successor index or such other security) market;

- a decision to permanently discontinue trading in the relevant futures or options contract or exchange-traded fund will not constitute a market disruption event;

- limitations pursuant to the rules of any Relevant Exchange similar to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80A as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts on the Underlying Index or shares of the Index Fund (or such successor index fund or such other security) by the primary exchange or market for trading in such contracts by reason of (a) a price change exceeding limits set by such exchange or market, (b) an imbalance of orders relating to such contracts or (c) a disparity in bid and ask quotes relating to such contracts, will constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Underlying Index (or the underlying index related to the successor index fund) or the shares of the Index Fund (or such successor index fund or such other security); and

- a "suspension, absence or material limitation of trading" on any Relevant Exchange or on the primary exchange or market on which futures or options contracts related to the Underlying Index (or the underlying index related to the relevant successor index fund) or the shares of the Index Fund (or such successor index fund or such other security) are traded will not include any time when such exchange or market is itself closed for trading under ordinary circumstances.

Anti-Dilution Adjustments

The Share Adjustment Factor is subject to adjustment by the calculation agent as a result of the anti-dilution adjustments described in this section.

No adjustments to the Share Adjustment Factor will be required unless the Share Adjustment Factor adjustment would require a change of at least 0.1% in the Share Adjustment Factor then in effect. The Share Adjustment Factor resulting from any of the adjustments specified in this section will be rounded to the nearest one ten-thousandth with five one hundred-thousandths being rounded upward. The calculation agent will not be required to make any adjustments to the Share Adjustment Factor after the close of business on the business day immediately preceding the maturity date.

No adjustments to the Share Adjustment Factor will be required other than those specified below. The required adjustments specified in this section do not cover all events that could affect the closing price of one share of the Index Fund on any trading day during the term of the notes.

With respect to the Index Fund (or the successor index fund), anti-dilution adjustments shall be calculated as follows:

Share Splits and Reverse Share Splits

If the shares of the Index Fund (or such successor index fund) are subject to a share split or reverse share split, then once such split has become effective, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor will equal the product of:

- the prior Share Adjustment Factor, and

- the number of shares that a holder of one share of the Index Fund (or such successor index fund) before the effective date of the share split or reverse share split would have owned or been entitled to receive immediate following the applicable effective date.

Share Dividends or Distributions

If the Index Fund (or such successor index fund) is subject to a (i) share dividend, *i.e.*, an issuance of additional shares of the Index Fund (or such successor index fund) that is given ratably to all or substantially all holders of shares of the Index Fund (or such successor index fund) or (ii) distribution of shares of the Index Fund (or such successor index fund) as a result of the triggering of any provision of the corporate charter of the Index Fund (or such successor index fund), then, once the dividend or distribution has become effective and the shares of the Index Fund (or such successor index fund) are trading ex-dividend, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor will equal the prior Share Adjustment Factor plus the product of:

- the prior Share Adjustment Factor, and

- the number of additional shares issued in the share dividend or distribution with respect to one share of the Index Fund (or such successor index fund).

Non-Cash Distributions

If the Index Fund (or such successor index fund) distributes shares of capital stock, evidences of indebtedness or other assets or property of the Index Fund (or such successor index fund) to all or substantially all holders of shares of the Index Fund (or such successor index fund) (other than (i) share dividends or distributions referred to under "— Share Dividends or Distributions" above and (ii) cash dividends referred under "— Cash Dividends or Distributions" below), then, once the distribution has become effective and the shares of the Index Fund (or such successor index fund) are trading ex-dividend, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor will equal the product of:

- the prior Share Adjustment Factor, and

- a fraction, the numerator of which is the Current Market Price of one share of the Index Fund (or such successor index fund)and the denominator of which is the amount by which such Current Market Price exceeds the Fair Market Value of such distribution.

The "Current Market Price" of the Index Fund (or such successor index fund) means the closing price of one share of the Index Fund (or such successor index fund) on the trading day immediately preceding the ex-dividend date of the dividend or distribution requiring an adjustment to the Share Adjustment Factor.

The "ex-dividend date," with respect to a dividend or other distribution, shall mean the first trading day on which transactions in the shares of the Index Fund (or such successor index fund) trade on the Relevant Exchange without the right to receive such dividend or other distribution.

The "Fair Market Value" of any such distribution means the value of such distribution on the ex-dividend date for such distribution, as determined by the calculation agent. If such distribution consists of property traded on the ex-dividend date on a U.S. national securities exchange, the Fair Market Value will equal the closing price of such distributed property on such ex-dividend date.

Cash Dividends or Distributions

If the Index Fund (or such successor index fund) pays dividends or makes other distributions consisting exclusively of cash to all or substantially all holders of shares of the Index Fund (or such successor index fund) during any fiscal quarter during the term of the notes, in an aggregate amount that, together with other such dividends or distributions made during such quarterly fiscal period, exceeds the Dividend Threshold, then, once the dividend or distribution has become effective and the shares of the Index Fund (or such successor index fund) are trading ex-dividend, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor will equal the product of:

- the prior Share Adjustment Factor, and

- a fraction, the numerator of which is the Current Market Price of one share of the Index Fund (or such successor index fund) and the denominator of which is the amount by which such Current Market Price exceeds the amount in cash per share the Index Fund (or such successor index fund)distributes to holders of shares of the Index Fund (or such successor index fund)in excess of the Dividend Threshold.

"Dividend Threshold" means the amount of any cash dividend or cash distribution distributed per share of the Index Fund (or such successor index fund) that exceeds the immediately preceding cash dividend or other cash distribution, if any, per share of the Index Fund (or such successor index fund) by more than 10% of the closing price of one share of the Index Fund (or such successor index fund) on the trading day immediately preceding the ex-dividend date, unless otherwise specified in the relevant terms supplement.

The calculation agent will be solely responsible for the determination and calculation of any adjustments to the Share Adjustment Factor and of any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error.

The calculation agent will provide information as to any adjustments to the Share Adjustment Factor upon written request by any investor in the notes.

Alternate Calculation of Price and Closing Price

If the Index Fund (or a successor index fund (as defined herein)) is de-listed from the NYSE (or any other Relevant Exchange), liquidated or otherwise terminated, the calculation agent will substitute an exchange-traded fund that the calculation agent determines, in its sole discretion, is comparable to the discontinued Index Fund (or such successor index fund) (such successor fund being referred to herein as a "successor index fund"). If the Index Fund (or a successor index fund) is de-listed, liquidated or otherwise terminated and the calculation agent determines that no successor index fund is available, then the calculation agent will, in its sole discretion, calculate the appropriate price or closing price, as applicable, of the shares of the Index Fund by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index Fund. If a successor index fund is selected or the calculation agent calculates a price or closing price, as applicable, by a computation methodology that the calculation determines will as closely as reasonably possible replicate the Index Fund, that successor index fund or price or closing price, as applicable will be substituted for the Index Fund (or such successor index fund) for all purposes of the notes.

Upon any selection by the calculation agent of a successor index fund, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If at any time:

- the Underlying Index (or the underlying index related to a successor index fund) is changed in a material respect, or

- the Index Fund (or a successor index fund) in any other way is modified so that it does not, in the opinion of the calculation agent, fairly represent the price of the shares of the Index Fund (or such successor index fund) had those changes or modifications not been made,

then from and after that time the calculation agent will, at the close of business in New York City on each date on which the price or closing price, as applicable, of the Index Fund is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a price or closing price, as applicable, of an exchange traded fund comparable to the Index Fund (or such successor index fund) as if those changes or modifications had not been made, and calculate the price or closing price with reference to the Index Fund (or such successor index fund), as adjusted. The calculation agent also may determine that no adjustment is required by the modification of the method of calculation.

The calculation agent will be solely responsible for the method of calculating the price or closing price, as applicable, of the shares of the Index Fund (or any successor index fund) and of any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error.

Events of Default

Under the heading "Description of Debt Securities — Events of Default, Waiver, Debt Securities in Foreign Currencies" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Alternate Additional Amount Calculation in Case of an Event of Default

Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per $1,000 principal amount note upon any acceleration of the notes will be equal to $1,000 (or a portion of $1,000 if there is a Partial Principal Protection Percentage set forth in the relevant terms supplement) plus the Additional Amount, which will be calculated as if the date of acceleration were the final Valuation Date, plus, if applicable, any accrued and unpaid interest on the notes. If the notes have more than one Valuation Date, then for each Valuation Date scheduled to occur after the date of acceleration, the trading days immediately preceding the date of acceleration (in such number equal to the number of Valuation Dates in excess of one) will be the corresponding Valuation Dates, unless otherwise specified in the relevant terms supplement. Upon any acceleration of the notes, any interest will be calculated on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed from and including the previous Interest Payment Date for which interest was paid.

If the maturity of the notes is accelerated because of an event of default as described above, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture; Waiver of Compliance" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the notes, unless otherwise specified in the relevant terms supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Forms of Notes" and "The Depositary."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of The Bank of New York in The City of New York.

The Bank of New York or one of its affiliates will act as registrar and transfer agent for the notes. The Bank of New York will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of The Bank of New York, but upon payment (with the giving of such indemnity as The Bank of New York may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of notes. This discussion applies to you if you are an initial holder of notes purchasing the notes at their issue price for cash and if you hold the notes as capital assets within the meaning of Section 1221 of the Code.

This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect. This summary does not address all aspects of the U.S. federal income taxation of the notes that may be relevant to you in light of your particular circumstances or if you are a holder of notes who is subject to special treatment under the U.S. federal income tax laws, such as:

- a financial institution;
- an insurance company;
- a "regulated investment company" as defined in Code Section 851;
- a "real estate investment trust" as defined in Code Section 856;
- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;
- a dealer in securities;
- a person holding the notes as part of a hedging transaction, "straddle," conversion transaction, or integrated transaction, or who has entered into a "constructive sale" with respect to the notes;
- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
- a trader in securities who elects to apply a mark-to-market method of tax accounting; or
- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. You should consult your tax adviser concerning the U.S. federal income tax consequences of owning and disposing of the notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.

The following discussion does not apply to notes with a Fixed Payment. Prospective holders of such notes will be provided with a supplemental disclosure statement in the relevant terms supplement, describing the tax consequences relating to such notes.

Tax Treatment of the Notes

We expect to seek an opinion from Davis Polk & Wardwell, our special tax counsel, regarding the treatment of the notes as debt for U.S. federal income tax purposes. The relevant terms supplement will describe Davis Polk & Wardwell's level of comfort on this issue, which will depend on the facts of the particular offering, its receipt of certain factual representations from us at the time of the relevant offering and any additional considerations that may be relevant to the particular offering. The following discussion describes the treatment of the notes assuming that Davis Polk & Wardwell has provided us an opinion that the notes will be treated as debt for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders

The following discussion applies to you only if you are a "U.S. Holder" of notes. You are a "U.S. Holder" if you are a beneficial owner of a note for U.S. federal income tax purposes that is:

- a citizen or resident of the United States;
- a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof; or
- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Notes with a Term of not More than One Year

If the term of the notes (including either the issue date or the last possible date that the notes could be outstanding, but not both) is not more than one year, the following discussion applies. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the IRS with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain.

Tax Treatment Prior to Maturity

Because the term of these notes is not more than one year, they will be treated as short-term obligations. Cash-method holders will not be required to recognize income with respect to the notes prior to maturity, other than with respect to amounts received as stated interest, if any, or received pursuant to a sale or exchange, as described below. Although accrual-method holders and certain other holders are generally required to accrue interest on short-term notes on a straight-line basis, because the amount of interest that will be received with respect to the notes is uncertain, it is not clear how such accruals should be determined. If the amount of interest that will be received has become fixed (or the likelihood of interest not being a fixed amount has become "remote") prior to the maturity date, it is likely that the amount of interest to be accrued will be determined based on the fixed amount. You should consult your tax adviser regarding the determination of the amount of any interest accruals on the notes.

Sale, Exchange or Redemption of the Notes

Upon a sale or exchange of a short-term note (including redemption of the notes at maturity), you should recognize gain or loss in an amount equal to the difference between the amount you receive and your adjusted basis in the note. Your adjusted basis in the note should equal the sum of the amount you paid to acquire the note and interest that you have previously included in income but not received, if any.

The amount of any resulting loss will be treated as a capital loss, and may be subject to special reporting requirements if the loss exceeds certain thresholds. In the case of a gain resulting from redemption at maturity, the gain should be treated as ordinary interest income. It is not clear, however, whether or to what extent gain from a sale or exchange prior to maturity should be treated as capital gain or ordinary interest income. If the amount of interest to be received at maturity has become fixed (or the likelihood of such amount not being a fixed amount has become "remote") prior to a sale or exchange, it is likely that the portion of gain on such sale or exchange that should be treated as accrued interest (and, therefore, taxed as ordinary interest income) will be determined based on the fixed amount. You should consult your tax adviser regarding the proper treatment of any gain or loss recognized upon a sale or exchange (including redemption at maturity) of a short-term note.

Interest on Indebtedness Incurred to Purchase the Notes

To the extent you have not previously included interest income on short-term notes, you may be required to defer deductions for interest paid on indebtedness incurred to purchase or carry the notes until the maturity of the notes or until you dispose of your notes in a taxable transaction. You should consult your tax adviser regarding the possibility of such deferral.

Notes with a Term of More than One Year

Unless otherwise provided in the relevant terms supplement, if the term of the notes (including either the issue date or last possible date that the notes could be outstanding, but not both) is more than one year, the notes will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes, with the consequences described below. The notes will generally be subject to the original issue discount ("OID") provisions of the Code and the Treasury regulations issued thereunder, and you will be required to accrue as interest income the OID on the notes as described below.

We are required to determine a "comparable yield" for the notes. The "comparable yield" is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Solely for purposes of determining the amount of interest income that you will be required to accrue, we are also required to construct a "projected payment schedule" in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.

Unless otherwise provided in the relevant terms supplement, we will provide, and you may obtain, the comparable yield for a particular offering of notes, and the related projected payment schedule, in the final terms supplement for such notes, which we will file with the SEC.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

For U.S. federal income tax purposes, you are required to use our determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a note, unless you timely disclose and justify the use of other estimates to the IRS. Regardless of your accounting method, you will be required to accrue as interest income OID on the notes at the comparable yield, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of the contingent payment(s) on the notes (as described below).

In addition to interest accrued based upon the comparable yield as described above, you will be required to recognize interest income equal to the amount of any net positive adjustment, *i.e.*, the excess of actual payments over projected payments, in respect of a note for a taxable year. A net negative adjustment, *i.e.*, the excess of projected payments over actual payments, in respect of a note for a taxable year:

- will first reduce the amount of interest in respect of the note that you would otherwise be required to include in income in the taxable year; and
- to the extent of any excess, will give rise to an ordinary loss, but only to the extent that the amount of all previous interest inclusions under the note exceeds the total amount of your net negative adjustments treated as ordinary loss on the note in prior taxable years.

A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. Any net negative adjustment in excess of the amounts described above will be carried forward to offset future interest income in respect of the note or to reduce the amount realized on a sale, exchange or retirement of the note.

Upon a sale, exchange or retirement of a note (including at its maturity), you generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and your adjusted tax basis in the note. Your adjusted tax basis in a note will equal the cost thereof, increased by the amount of interest income previously accrued by you in respect of the note (determined without regard to any of the positive or negative adjustments to interest accruals described above) and decreased by the amount of any prior projected payments in respect of the note. Subject to the discussion in the next paragraph, you generally must treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions (reduced by the total amount of net negative adjustments previously taken into account as ordinary losses), and the balance as capital loss. Such losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS. You should consult your tax adviser regarding these limitations and reporting obligations.

If a Knock-Out Event occurs during the term of the notes, your payment at the Maturity Date will be limited to the principal amount of your notes (plus the Minimum Return, if applicable). Special rules would apply in this event. Under these rules, you would be required to account for the difference between the originally projected payment at maturity and the fixed payment at maturity (*i.e.,* of principal, or principal plus the Minimum Return, if applicable) in a reasonable manner over the period to which the difference relates. In addition, you might be required to make adjustments to, among other things, your accrual periods and your adjusted basis in the notes. The character of any gain or loss on a sale or exchange of your notes could also be affected. You should consult your tax adviser concerning the application of these special rules.

Tax Consequences to Non-U.S. Holders

The following discussion applies to you only if you are a "Non-U.S. Holder" of notes. You are a "Non-U.S. Holder" if you are a beneficial owner of a note for U.S. federal income tax purposes that is:

- a nonresident alien individual;
- a foreign corporation; or
- a nonresident alien fiduciary of a foreign estate or trust.

You are not a "Non-U.S. Holder" for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a note.

Subject to the below, payments to you on the notes, and any gain realized on a sale or exchange of the notes (including at maturity), will be exempt from U.S. federal income tax (including withholding tax) *provided* generally, in the case of notes with a term of more than 183 days, that you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a U.S. person and provide your name and address or otherwise satisfy applicable documentation requirements, and such amounts are not effectively connected with your conduct of a U.S. trade or business in the United States.

Notwithstanding the foregoing, amounts paid to you on the notes may be subject to U.S. federal income or withholding tax if the Index Fund is a "U.S. real property holding corporation" (a "USRPHC") within the meaning of Section 897 of the Code and the regulations thereunder, and certain other conditions apply.

Although we will not attempt to ascertain whether the Index Fund is a USRPHC within the meaning of Section 897 of the Code, it is possible that it could be so treated. Assuming our special tax counsel opines, based on certain factual representations and assumptions, at the time of the relevant offering, that no withholding should be required under the relevant rules, we do not currently intend to withhold any portion of any amounts paid to you with respect to the notes. If our special tax counsel is unable to so opine at the time of the relevant offering, or if either of the conditions described below ceases to be true, or if the IRS does not agree with special tax counsel's analysis, we may withhold U.S. federal income tax equal to *either* 10% of the proceeds of any sale or exchange of the notes (including at maturity) *or* (in the case of notes with a term of more than 183 days) 30% of any amounts paid on the notes and treated as interest for U.S. federal income tax purposes, *or,* possibly, a combination of both amounts. Even if we do not withhold such amounts, you may be liable for U.S. federal income tax if the IRS does not agree with special tax counsel's analysis.

The opinion of special tax counsel will be based on certain factual assumptions, including that: (1) the Index Fund is regularly traded on an established securities market, as defined in the applicable regulations, and (2) either the notes are not regularly traded on an established securities market or the holder does not own more than 5% of the aggregate issue of the notes.

You should refer to information filed with the SEC by the Index Fund and the issuers of the stocks in the Index Fund and consult your tax adviser regarding the possible consequences to you if the Index Fund is or becomes a USRPHC.

Notwithstanding the preceding discussion, if the notes have a term to maturity of 183 days or less and you do not provide a properly executed IRS Form W-8BEN, you may be subject to backup withholding, as described below, unless you provide documentation of your status as a non-U.S. person.

If you are engaged in a trade or business in the United States and if the income or gain on the note, if any, is effectively connected with your conduct of that trade or business, although exempt from the withholding tax discussed above, you will generally be subject to regular U.S. income tax on such income or gain in the same manner as if you were a U.S. Holder, except that in lieu of the certificate described in the second preceding paragraph, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

If you are an individual, your notes will not be included in your estate for U.S. federal estate tax purposes, *provided* that interest on the notes is not then effectively connected with your conduct of a U.S. trade or business.

Backup Withholding and Information Reporting

Interest (including OID) accrued or paid on the notes and the proceeds received from a sale, exchange or other disposition (including at maturity) of notes will be subject to information reporting if you are not an "exempt recipient" (such as a domestic corporation) and may also be subject to backup withholding at the rates specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. Holder) or meet certain other conditions. If you are a Non-U.S. Holder and you comply with the identification procedures described in the preceding section, you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, *provided* the required information is furnished to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities Inc. as agent (an "Agent" or "JPMSI"), and certain other agents that may be party to the Master Agency Agreement from time to time (each an "Agent," and collectively with JPMSI, the "Agents"), as amended or supplemented from time to time, each Agent participating in an offering of notes, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover page of the relevant terms supplement. Each such Agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover page of the relevant terms supplement. JPMSI will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement. After the initial offering of the notes, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of JPMSI. The underwriting arrangements for this offering comply with the requirements of NASD Rule 2720 regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with NASD Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior written approval of the customer.

JPMSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, JPMSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, JPMSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. JPMSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if JPMSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. JPMSI is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, JPMSI or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement no. 106-I or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement no. 106-I or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement no. 106-I and the accompanying prospectus supplement, prospectus and terms supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Argentina

The notes have not been and will not be authorized by the *Comisión Nacional de Valores* (the "CNV") for public offer in Argentina and therefore may not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements, the internet or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended (the "Argentine Public Offering Law").

The Argentine Public Offering Law does not expressly recognize the concept of private placement. Notwithstanding the foregoing, pursuant to the general rules on public offering and the few existing judicial and administrative precedents, the following private placement rules have been outlined:

(i) target investors should be qualified or sophisticated investors, capable of understanding the risk of the proposed investment

(ii) investors should be contacted on an individual, direct and confidential basis, without using any type of massive means of communication.

(iii) the number of contacted investors should be relatively small.

(iv) investors should receive complete and precise information on the proposed investment.

(v) any material, brochures, documents, etc, regarding the investment should be delivered in a personal and confidential manner, identifying the name of the recipient.

(vi) the documents or information mentioned in item (v) should contain a legend or statement expressly stating that the offer is a private offer not subject to the approval or supervision of the CNV, or any other regulator in Argentina.

(vii) the aforementioned documents or materials should also contain a statement prohibiting the re-sale or re-placement of the relevant securities within the Argentine territory or their sale through any type of transaction that may constitute a public offering of securities pursuant to Argentine law.

The Bahamas

The notes have not been and shall not be offered or sold in or into The Bahamas except in circumstances that do not constitute a 'public offering' according to the Securities Industry Act, 1999.

The offer of the notes, directly or indirectly, in or from within The Bahamas may only be made by an entity or person who is licensed as a Broker Dealer by the Securities Commission of The Bahamas.

Persons deemed "resident" in The Bahamas pursuant to the Exchange Control Regulations, 1956 must receive the prior approval of the Central Bank of The Bahamas prior to accepting an offer to purchase any notes.

Bermuda

This product supplement no. 106-I and the accompanying prospectus supplement, prospectus and terms supplement have not been registered or filed with any regulatory authority in Bermuda. The offering of the notes pursuant to this product supplement no. 106-I and the accompanying prospectus supplement, prospectus and any terms supplement to persons resident in Bermuda is not prohibited, *provided* we are not thereby carrying on business in Bermuda.

Brazil

The notes have not been and will not be registered with the "*Comissão de Valores Mobiliários*" –the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not and will not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federal Republic of Brazil, except in circumstances that cannot be construed as a public offering or unauthorized distribution of securities under Brazilian laws and regulations. The notes are not being offered into Brazil. Documents relating to an offering of the notes, as well as the information contained herein and therein, may not be supplied or distributed to the public in Brazil nor be used in connection with any offer for subscription or sale of the notes to the public in Brazil.

British Virgin Islands

The notes may not be offered in the British Virgin Islands unless we or the person offering the notes on our behalf is licensed to carry on business in the British Virgin Islands. We are not licensed to carry on business in the British Virgin Islands. The notes may be offered to British Virgin Islands "business companies" (from outside the British Virgin Islands) without restriction. A British Virgin Islands "business company" is a company formed under or otherwise governed by the BVI Business Companies Act, 2004 (British Virgin Islands).

Cayman Islands

This product supplement no. 106-I and the accompanying prospectus supplement, prospectus and terms supplement, and the notes offered hereby and thereby have not been, and will not be, registered under the laws and regulations of the Cayman Islands, nor has any regulatory authority in the Cayman Islands passed comment upon or approved the accuracy or adequacy of this product supplement no. 106-I and the accompanying prospectus supplement, prospectus and terms supplement. The notes have not been, and will not be, offered or sold, directly or indirectly, in the Cayman Islands.

Chile

None of the Agents, we or the notes have been registered with the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Insurance Commission) pursuant to *Ley No. 18,045 de Mercado de Valores* (the "Chilean Securities Act"), as amended, of the Republic of Chile and, accordingly, the notes have not been and will not be offered or sold within Chile or to, or for the account of benefit of persons in Chile except in circumstances which have not resulted and will not result in a public offering and/or securities intermediation in Chile within the meaning of the Chilean Securities Act.

None of the Agents is a bank or a licensed broker in Chile, and therefore each Agent has not and will not conduct transactions or any business operations in any of such qualities, including the marketing, offer and sale of the notes, except in circumstances which have not resulted and will not result in a "public offering" as such term is defined in Article 4 of the Chilean Securities Act, and/or have not resulted and will not result in the intermediation of securities in Chile within the meaning of Article 24 of the Chilean Securities Act and/or the breach of the brokerage restrictions set forth in Article 39 of Decree with Force of Law No. 3 of 1997.

The notes will only be sold to specific buyers, each of which will be deemed upon purchase:

(i)   to be a financial institution and/or an institutional investor or a qualified investor with such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the notes;

(ii) to agree that it will only resell the notes in the Republic of Chile in compliance with all applicable laws and regulations; and that it will deliver to each person to whom the notes are transferred a notice substantially to the effect of this selling restriction;

(iii) to acknowledge receipt of sufficient information required to make an informed decision whether or not to invest in the notes; and

(iv) to acknowledge that it has not relied upon advice from any Agent and/or us, or its or our respective affiliates, regarding the determination of the convenience or suitability of notes as an investment for the buyer or any other person; and has taken and relied upon independent legal, regulatory, tax and accounting advice.

Colombia

The notes have not been and will not be registered in the National Securities Registry of Colombia (*Registro Nacional de Valores y Emisores*) kept by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*) or in the Colombian Stock Exchange (*Bolsa de Valores de Colombia*).

Therefore, the notes shall not be marketed, offered, sold or distributed in Colombia or to Colombian residents in any manner that would be characterized as a public offering, as such is defined in article 1.2.1.1 of Resolution 400, issued on May 22, 1995 by the Securities Superintendency General Commission (*Sala General de la Superintendencia de Valores*), as amended from time to time.

If the notes are to be marketed within Colombian territory or to Colombian residents, regardless of the number of persons to which said marketing is addressed to, any such promotion or advertisement of the notes must be made through a local financial entity, a representative's office, or a local correspondent, in accordance with Decree 2558, issued on June 6, 2007 by the Ministry of Finance and Public Credit of Colombia, as amended from time to time.

Therefore, the notes should not be marketed within Colombian territory or to Colombian residents, by any given means, that may be considered as being addressed to an indeterminate number of persons or to more than ninety-nine (99) persons, including but not limited to: (i) any written material or other means of communication, such as subscription lists, bulletins, pamphlets or advertisements; (ii) any offer or sale of the notes at offices or branches open to the public; (iii) use of any oral or written advertisements, letters, announcements, notices or any other means of communication that may be perceived to be addressed to an indeterminate number of persons for the purpose of marketing and/or offering the notes; or (iv) use (a) non-solicited emails or (b) email distributions lists to market the notes.

El Salvador

The notes may not be offered to the general public in El Salvador, and according to Article 2 of the *Ley de Mercado de Valores* (Securities Market Law) of the Republic of El Salvador, Legislative Decree number 809 dated 16 February 1994, published on the *Diario Oficial* (Official Gazette) number 73-BIS, Number 323, dated 21 April 1994, and in compliance with the aforementioned regulation, each Agent has represented and agreed that it will not make an invitation for subscription or purchase of the notes to indeterminate individuals, nor it will make known this product supplement no. 106-I and the accompanying prospectus supplement, prospectus and terms supplement in the territory of El Salvador through any mass media communication such as television, radio, press, or any similar medium, other than publications of an international nature that are received in El Salvador, such as internet access or foreign cable advertisements, which are not directed to the Salvadoran public. The offering of the notes has not been registered with an authorized stock exchange in the Republic of El Salvador. Any negotiation for the purchase or sale of notes in the Republic of El Salvador shall only be negotiated on an individual basis with determinate individuals or entities in strict compliance with the aforementioned Article 2 of the Salvadoran Securities Market Law, and shall in any event be effected in accordance with all securities, tax and exchange control of the Dominican Republic, Central America, and United States Free Trade Agreements, and other applicable laws or regulations of the Republic of El Salvador.

Hong Kong

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Jersey

Each Agent has represented to and agreed with us that it will not circulate in Jersey any offer for subscription, sale or exchange of any notes which would constitute an offer to the public for the purposes of Article 8 of the Control of Borrowing (Jersey) Order 1958.

Mexico

The notes have not been, and will not be, registered with the Mexican National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and therefore, may not be offered or sold publicly in the United Mexican States. This product supplement no. 106-I and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States. The notes may be privately placed in Mexico among institutional and qualified investors, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law.

The Netherlands

An offer to the public of any notes which are the subject of the offering and placement contemplated by this product supplement no. 106-I and the accompanying prospectus supplement, prospectus and terms supplement may not be made in The Netherlands and each Agent has represented and agreed that it has not made and will not make an offer of such notes to the public in The Netherlands, unless such an offer is made exclusively to one or more of the following categories of investors in accordance with the Dutch Financial Markets Supervision Act (*Wet op het financieel toezicht*, the "FMSA"):

1.   Regulated Entities: (a) any person or entity who or which is subject to supervision by a regulatory authority in any country in order to lawfully operate in the financial markets (which includes: credit institutions, investment firms, financial institutions, insurance companies, collective investment schemes and their management companies, pension funds and their management companies, commodity dealers) ("Supervised Entities"); and (b) any person or entity who or which engages in a regulated activity on the financial markets but who or which is not subject to supervision by a regulatory authority because it benefits from an exemption or dispensation ("Exempt Entities");

2.   Investment Funds and Entities: any entity whose corporate purpose is solely to invest in securities (which includes, without limitation, hedge funds);

3.   Governmental institutions: the Dutch State, the Dutch Central Bank, Dutch regional, local or other decentralized governmental institutions, international treaty organizations and supranational organizations;

4.   Self-certified Small and Medium-Sized Enterprises ("SMEs"): any company having its registered office in The Netherlands which does not meet at least two of the three criteria mentioned in (6) below and which has (a) expressly requested the Netherlands Authority for the Financial Markets (the "AFM") to be considered as a qualified investor, and (b) been entered on the register of qualified investors maintained by the AFM;

5.   Self-certified Natural Persons: any natural person who is resident in The Netherlands if this person meets at least two (2) of the following criteria:

(i)   the investor has carried out transactions of a significant size on securities markets at an average frequency of, at least, ten (10) per quarter over the previous four (4) quarters;

(ii)   the size of the investor's securities portfolio exceeds €500,000;

(iii) the investor works or has worked for at least one (1) year in the financial sector in a professional position which requires knowledge of investment in securities,

provided this person has:

(a)   expressly requested the AFM to be considered as a qualified investor; and

(b)   been entered on the register of qualified investors maintained by the AFM;

6.   Large Enterprises: any company or legal entity which meets at least two of the following three criteria according to its most recent consolidated or non-consolidated annual accounts:

(a)   an average number of employees during the financial year of at least 250;

(b)   total assets of at least €43,000,000; or

(c)   an annual net turnover of at least €50,000,000.

7.   Discretionary individual portfolio managers: any portfolio manager in The Netherlands who or which purchases the notes for the account of clients who are not Qualified Investors on the basis of a contract of agency that allows for making investment decisions on the client's behalf without specific instructions of or consultation with any such client;

8.   Minimum consideration: any person or entity for a minimum consideration of €50,000 or more (or equivalent in foreign currency) for each offer of notes; or

9.   Fewer than 100 Offerees: fewer than 100 natural or legal persons (other than Qualified Investors).

For the purposes of this provision, the expression:

(a)   an "offer to the public" in relation to any notes means making a sufficiently determined offer as meant in Section 217(1) of Book 6 of the Dutch Civil Code (*Burgerlijk Wetboek*) addressed to more than one person to conclude a contract to purchase or otherwise acquire notes, or inviting persons to make an offer in respect of such notes;

(b)   "Qualified Investors" means the categories of investors listed under (1) up to and including (6) above.

Zero Coupon Notes may not, directly or indirectly, as part of their initial distribution (or immediately thereafter) or as part of any re-offering be offered, sold, transferred or delivered in The Netherlands. For purposes of this paragraph "Zero Coupon Notes" are notes (whether in definitive or in global form) that are in bearer form and that constitute a claim for a fixed sum against us and on which interest does not become due prior to maturity or on which no interest is due whatsoever.

Panama

The notes have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the "Panamanian Securities Law") and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law. The notes do not benefit from the tax incentives provided by the Panamanian Securities Law and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama.

Peru

The notes have been and will be offered only to institutional investors (as defined by the Peruvian Securities Market Law – "*Ley de Mercado de Valores*" enacted by Legislative Decree No. 861 – Unified Text of the Law approved by Supreme Decree No. 093-2002-EF) and not to the public in general or a segment of it. The placement of the notes shall comply with article 5 of the Peruvian Securities Market Law.

Singapore

Neither this product supplement no. 106-I nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 106-I, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Switzerland

The notes have not been and will not be offered or sold, directly or indirectly, to the public in Switzerland, and this product supplement no. 106-I and the accompanying prospectus supplement, prospectus and terms supplement do not constitute a public offering prospectus as that term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations.

We have not applied for a listing of the notes on the SWX Swiss Exchange or on any other regulated securities market and, consequently, the information presented in this product supplement no. 106-I and the accompanying prospectus supplement, prospectus and terms supplement does not necessarily comply with the information standards set out in the relevant listing rules.

The notes do not constitute a participation in a collective investment scheme in the meaning of the Swiss Federal Act on Collective Investment Schemes and are not licensed by the Swiss Federal Banking Commission. Accordingly, neither the notes nor holders of the notes benefit from protection under the Swiss Federal Act on Collective Investment Schemes or supervision by the Swiss Federal Banking Commission.

Uruguay

The offering of notes in Uruguay constitutes a private offering and each Agent has agreed that the notes and us will not be registered with the Central Bank of Uruguay pursuant to section 2 of Uruguayan law 16.749.

Venezuela

The notes comprising this offering have not been registered with the Venezuelan National Securities Commission (*Comisión Nacional de Valores*) and are not being publicly offered in Venezuela. No document related to the offering of the notes shall be interpreted to constitute a public offer of securities in Venezuela. This document has been sent exclusively to clients of the Agents and the information contained herein is private, confidential and for the exclusive use of the addressee. Investors wishing to acquire the notes may use only funds located outside of Venezuela, which are not of mandatory sale to the Central Bank of Venezuela (*Banco Central de Venezuela*) or are not otherwise subject to restrictions or limitations under the exchange control regulation currently in force in Venezuela.

Unless otherwise specified in the relevant terms supplement, the settlement date for the notes will be the third business day following the pricing date (which is referred to as a "T+3" settlement cycle).

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plans' particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code (in either case, "Parties in Interest") with respect to such Plans. As a result of our business, we are a Party in Interest with respect to many Plans. Where we are a Party in Interest with respect to a Plan (either directly or by reason of ownership of our subsidiaries), the purchase and holding of the notes by or on behalf of the Plan would be a prohibited transaction under Section 406 of ERISA and Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions ("PTCEs") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(l7) provides a limited exemption for the purchase and sale of the notes and the related lending transactions, provided that neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and provided further that the Plan pays no more than adequate consideration in connection with the transaction (the so-called "service provider exemption").

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the notes is not prohibited. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase of the notes that (a) its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or documents ("Similar Laws"). Accordingly, each purchaser or holder of the notes shall be required to represent (and deemed to have represented by its purchase of the notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of the applicable rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase and holding of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Laws. The sale of any notes to any Plan or plan subject to similar laws is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by such plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.